UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     Form 20-F ☒ or Form 40-F ☐

The information, documents and exhibits set forth in this Form 6-K shall be deemed to be incorporated by reference into the prospectus forming a part of Sumitomo Mitsui Financial Group, Inc.’s Registration Statement on Form F-3 (File No. 333-276219) and to be a part of such prospectus from the date of the filing thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

TABLE OF DOCUMENT(S) SUBMITTED

1.	Consolidated Financial Statements of Sumitomo Mitsui Financial Group, Inc. as of and for the years ended March 31, 2023 and 2024

2.	Independent Auditor’s Report on the Consolidated Financial Statements of Sumitomo Mitsui Financial Group, Inc. as of and for the years ended March 31, 2023 and 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Fumihiko Ito
Name: Fumihiko Ito
Title: Senior Managing Executive Officer Group Chief Financial Officer

Date: June 27, 2024

AUDITED CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

On June 21, 2024, we published our consolidated financial statements as of and for the years ended March 31, 2023 and 2024 prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, as part of our annual securities report (yukashoken hokokusho) for the year ended March 31, 2024 filed by us with the relevant Japanese authorities. This document includes such audited consolidated financial statements and the notes thereto. Japanese GAAP differs in certain respects from International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS, and generally accepted accounting principles in the United States. For a description of certain differences between IFRS and Japanese GAAP, see “Item 5.A Operating Results—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the SEC.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

	Millions of yen				Millions of U.S. dollars
March 31	2023		2024		2024
Assets:
Cash and due from banks	*5	¥75,913,960	*5	¥78,143,100	$516,375
Call loans and bills bought		5,684,812		5,333,883	35,247
Receivables under resale agreements		5,785,945		8,525,688	56,338
Receivables under securities borrowing transactions		5,576,612		6,799,541	44,932
Monetary claims bought		5,558,287		6,103,091	40,330
Trading assets	*2,*5	8,751,204	*2,*5	11,540,063	76,258
Money held in trust		12,957		23,751	157
Securities	*1,*2,*3,*5,*13	33,213,165	*1,*2,*3,*5,*13	37,142,808	245,442
Loans and bills discounted	*3,*4,*5,*6	98,404,137	*3,*4,*5,*6	107,013,907	707,156
Foreign exchanges	*3,*4	1,942,764	*3,*4	2,068,885	13,671
Lease receivables and investment assets		226,302		207,645	1,372
Other assets	*3,*5	13,243,899	*3,*5	15,313,546	101,193
Tangible fixed assets	*7,*8,*9	1,494,527	*7,*8,*9	1,006,883	6,654
Assets for rent		519,308		—	—
Buildings		323,411		323,967	2,141
Land		412,045		405,761	2,681
Lease assets		23,317		29,892	198
Construction in progress		30,983		40,894	270
Other tangible fixed assets		185,460		206,368	1,364
Intangible fixed assets		897,848		976,706	6,454
Software		521,545		623,266	4,119
Goodwill		277,311		268,833	1,776
Lease assets		451		323	2
Other intangible fixed assets		98,539		84,283	557
Net defined benefit asset		704,654		913,791	6,038
Deferred tax assets		74,084		71,427	472
Customers’ liabilities for acceptances and guarantees	*3	13,693,771	*3	14,869,558	98,259
Reserve for possible loan losses		(750,369)		(817,578)	(5,403)

Total assets		¥270,428,564		¥295,236,701	$1,950,946

(Continued)

	Millions of yen				Millions of U.S. dollars
March 31	2023		2024		2024
Liabilities and net assets:
Liabilities:
Deposits	*5	¥158,770,253	*5	¥164,839,357	$1,089,271
Negotiable certificates of deposit		13,025,555		14,672,275	96,955
Call money and bills sold		2,569,055		3,138,049	20,736
Payables under repurchase agreements	*5	16,772,716	*5	19,625,877	129,689
Payables under securities lending transactions	*5	1,521,271	*5	1,736,935	11,478
Commercial paper		2,349,956		2,429,179	16,052
Trading liabilities		8,066,745		9,689,434	64,029
Borrowed money	*5,*10	13,674,830	*5,*10	14,705,266	97,174
Foreign exchanges		1,465,847		2,872,560	18,982
Short-term bonds		424,000		863,000	5,703
Bonds	*5,*11	10,365,003	*5,*11	13,120,274	86,700
Due to trust account	*5,*12	2,413,464		1,246,198	8,235
Other liabilities		11,923,748		15,573,044	102,908
Reserve for employee bonuses		96,254		115,488	763
Reserve for executive bonuses		3,307		4,411	29
Net defined benefit liability		35,449		37,263	246
Reserve for executive retirement benefits		1,133		1,179	8
Reserve for point service program		28,659		35,622	235
Reserve for reimbursement of deposits		10,845		9,228	61
Reserve for losses on interest repayment		128,378		121,947	806
Reserves under the special laws		3,902		4,631	31
Deferred tax liabilities		265,354		698,632	4,617
Deferred tax liabilities for land revaluation	*7	27,952	*7	27,316	181
Acceptances and guarantees		13,693,771		14,869,558	98,259

Total liabilities		257,637,458		280,436,734	1,853,147

Net assets:
Capital stock		2,342,537		2,344,038	15,490
Capital surplus		694,052		610,143	4,032
Retained earnings		7,423,600		7,843,470	51,830
Treasury stock		(151,798)		(167,671)	(1,108)

Total stockholders’ equity		10,308,391		10,629,980	70,244

Net unrealized gains (losses) on other securities		1,373,521		2,406,883	15,905
Net deferred gains (losses) on hedges		(13,293)		(65,073)	(430)
Land revaluation excess	*7	35,005	*7	34,936	231
Foreign currency translation adjustments		843,614		1,362,647	9,004
Accumulated remeasurements of defined benefit plans		133,226		290,735	1,921

Total accumulated other comprehensive income		2,372,074		4,030,129	26,631

Stock acquisition rights		1,145		931	6
Non-controlling interests		109,495		138,925	918

Total net assets		12,791,106		14,799,967	97,799

Total liabilities and net assets		¥270,428,564		¥295,236,701	$1,950,946

CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen				Millions of U.S. dollars
Year ended March 31	2023		2024		2024
Ordinary income		¥6,142,155		¥9,353,590	$61,809
Interest income		3,779,715		6,213,520	41,059
Interest on loans and discounts		2,465,859		3,636,796	24,032
Interest and dividends on securities		437,385		704,565	4,656
Interest on call loans and bills bought		76,714		207,201	1,369
Interest on receivables under resale agreements		20,232		119,755	791
Interest on receivables under securities borrowing transactions		34,078		87,502	578
Interest on deposits with banks		304,299		580,295	3,835
Interest on lease transactions		8,676		12,483	82
Interest on deferred payment		22,409		21,969	145
Other interest income		410,058		842,949	5,570
Trust fees		6,752		8,195	54
Fees and commissions		1,441,313		1,716,335	11,342
Trading income		120,727		371,135	2,452
Other operating income		477,892		609,082	4,025
Lease-related income		39,721		37,436	247
Other		438,170		571,645	3,777
Other income		315,754		435,320	2,877
Recoveries of written-off claims		16,923		16,934	112
Other	*1	298,830	*1	418,386	2,765
Ordinary expenses		4,981,224		7,887,462	52,121
Interest expenses		2,061,922		4,332,866	28,632
Interest on deposits		796,781		1,670,570	11,039
Interest on negotiable certificates of deposit		259,422		518,385	3,426
Interest on call money and bills sold		18,057		43,855	290
Interest on payables under repurchase agreements		275,765		749,371	4,952
Interest on payables under securities lending transactions		3,165		15,792	104
Interest on commercial paper		45,081		116,199	768
Interest on borrowed money		86,175		154,318	1,020
Interest on short-term bonds		30		210	1
Interest on bonds		256,862		352,806	2,331
Other interest expenses		320,579		711,354	4,701
Fees and commissions payments		222,321		234,305	1,548
Trading losses		—		263,379	1,740
Other operating expenses		371,925		348,899	2,306
Lease-related expenses		31,314		30,915	204
Other		340,610		317,984	2,101
General and administrative expenses	*2	1,949,245	*2	2,250,593	14,872
Other expenses		375,809		457,417	3,023
Provision for reserve for possible loan losses		88,272		118,388	782
Other	*3	287,537	*3	339,028	2,240

Ordinary profit		1,160,930		1,466,128	9,688

(Continued)
	Millions of yen				Millions of U.S. dollars
Year ended March 31	2023		2024		2024
Extraordinary gains		¥3,110		¥8,181	$54
Gains on disposal of fixed assets		3,110		1,101	7
Reversal of reserve for eventual future operating losses from financial instruments transactions		0		—	—
Other extraordinary gains		—	*4	7,080	47
Extraordinary losses		65,569		131,959	872
Losses on disposal of fixed assets		6,523		9,341	62
Losses on impairment of fixed assets	*6	59,045	*6	13,696	91
Provision for reserve for eventual future operating losses from financial instruments transactions		—		729	5
Other extraordinary losses		—	*5	108,191	715

Income before income taxes		1,098,472		1,342,349	8,870

Income taxes-current		222,522		442,736	2,926
Income taxes-deferred		59,625		(69,073)	(456)

Income taxes		282,148		373,662	2,469

Profit		816,324		968,687	6,401

Profit attributable to non-controlling interests		10,481		5,740	38

Profit attributable to owners of parent		¥805,842		¥962,946	$6,363

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen				Millions of U.S. dollars
Year ended March 31	2023		2024		2024
Profit		¥816,324		¥968,687	$6,401
Other comprehensive income (losses)	*1	215,388	*1	1,661,035	10,976
Net unrealized gains (losses) on other securities		(252,078)		1,024,910	6,773
Net deferred gains (losses) on hedges		54,055		(49,928)	(330)
Foreign currency translation adjustments		327,919		502,786	3,322
Remeasurements of defined benefit plans		12,078		156,856	1,037
Share of other comprehensive income of affiliates		73,412		26,410	175

Total comprehensive income		1,031,712		2,629,723	17,377

Comprehensive income attributable to owners of parent		1,019,625		2,621,070	17,320
Comprehensive income attributable to non-controlling interests		12,087		8,653	57

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

Year ended March 31, 2023	Millions of yen
	Stockholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	¥2,341,878	¥693,664	¥6,916,468	¥(13,402)	¥9,938,608
Changes in the fiscal year
Issuance of new stock	658	658			1,317
Cash dividends			(301,626)		(301,626)
Profit attributable to owners of parent			805,842		805,842
Purchase of treasury stock				(138,839)	(138,839)
Disposal of treasury stock		(111)		443	332
Changes in shareholders’ interest due to transaction with non-controlling interests		(270)			(270)
Increase due to decrease in affiliates accounted for by the equity method			1,712		1,712
Reversal of land revaluation excess			1,314		1,314
Transfer from retained earnings to capital surplus		111	(111)		—
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	658	388	507,131	(138,396)	369,782

Balance at the end of the fiscal year	¥2,342,537	¥694,052	¥7,423,600	¥(151,798)	¥10,308,391

Year ended March 31, 2023	Millions of yen
	Accumulated other comprehensive income
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	¥1,632,080	¥(80,061)	¥36,320	¥450,143	¥121,123	¥2,159,606
Changes in the fiscal year
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to decrease in affiliates accounted for by the equity method
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the fiscal year	(258,559)	66,768	(1,314)	393,471	12,102	212,467

Net changes in the fiscal year	(258,559)	66,768	(1,314)	393,471	12,102	212,467

Balance at the end of the fiscal year	¥1,373,521	¥(13,293)	¥35,005	¥843,614	¥133,226	¥2,372,074

Year ended March 31, 2023	Millions of yen
	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the fiscal year	¥1,475	¥97,641	¥ 12,197,331
Changes in the fiscal year
Issuance of new stock			1,317
Cash dividends			(301,626)
Profit attributable to owners of parent			805,842
Purchase of treasury stock			(138,839)
Disposal of treasury stock			332
Changes in shareholders’ interest due to transaction with non-controlling interests			(270)
Increase due to decrease in affiliates accounted for by the equity method			1,712
Reversal of land revaluation excess			1,314
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the fiscal year	(329)	11,854	223,991

Net changes in the fiscal year	(329)	11,854	593,774

Balance at the end of the fiscal year	¥1,145	¥109,495	¥ 12,791,106

(Continued)

Year ended March 31, 2024	Millions of yen
	Stockholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	¥ 2,342,537	¥ 694,052	¥ 7,423,600	¥ (151,798)	¥ 10,308,391
Changes in the fiscal year
Issuance of new stock	1,501	1,500			3,001
Cash dividends			(348,177)		(348,177)
Profit attributable to owners of parent			962,946		962,946
Purchase of treasury stock				(211,434)	(211,434)
Disposal of treasury stock		(185)		401	216
Cancellation of treasury stock		(195,160)		195,160	—
Changes in shareholders’ interest due to transaction with non-controlling interests		(85,409)			(85,409)
Increase due to decrease in affiliates accounted for by the equity method			377		377
Reversal of land revaluation excess			68		68
Transfer from retained earnings to capital surplus		195,345	(195,345)		—
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	1,501	(83,909)	419,870	(15,872)	321,589

Balance at the end of the fiscal year	¥ 2,344,038	¥ 610,143	¥ 7,843,470	¥ (167,671)	¥ 10,629,980

Year ended March 31, 2024	Millions of yen
	Accumulated other comprehensive income
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	¥ 1,373,521	¥ (13,293)	¥ 35,005	¥ 843,614	¥ 133,226	¥ 2,372,074
Changes in the fiscal year
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to decrease in affiliates accounted for by the equity method
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the fiscal year	1,033,362	(51,780)	(68)	519,032	157,508	1,658,054

Net changes in the fiscal year	1,033,362	(51,780)	(68)	519,032	157,508	1,658,054

Balance at the end of the fiscal year	¥ 2,406,883	¥ (65,073)	¥ 34,936	¥ 1,362,647	¥ 290,735	¥ 4,030,129

Year ended March 31, 2024	Millions of yen
	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the fiscal year	¥ 1,145	¥ 109,495	¥ 12,791,106
Changes in the fiscal year
Issuance of new stock			3,001
Cash dividends			(348,177)
Profit attributable to owners of parent			962,946
Purchase of treasury stock			(211,434)
Disposal of treasury stock			216
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			(85,409)
Increase due to decrease in affiliates accounted for by the equity method			377
Reversal of land revaluation excess			68
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the fiscal year	(213)	29,430	1,687,271

Net changes in the fiscal year	(213)	29,430	2,008,861

Balance at the end of the fiscal year	¥ 931	¥ 138,925	¥ 14,799,967

(Continued)

Year ended March 31, 2024	Millions of U.S. dollars
	Stockholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	$15,480	$4,586	$49,056	$(1,003)	$68,119
Changes in the fiscal year
Issuance of new stock	10	10			20
Cash dividends			(2,301)		(2,301)
Profit attributable to owners of parent			6,363		6,363
Purchase of treasury stock				(1,397)	(1,397)
Disposal of treasury stock		(1)		3	1
Cancellation of treasury stock		(1,290)		1,290	—
Changes in shareholders’ interest due to transaction with non-controlling interests		(564)			(564)
Increase due to decrease in affiliates accounted for by the equity method			2		2
Reversal of land revaluation excess			0		0
Transfer from retained earnings to capital surplus		1,291	(1,291)		—
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	10	(554)	2,775	(105)	2,125

Balance at the end of the fiscal year	$15,490	$4,032	$51,830	$(1,108)	$70,244

Year ended March 31, 2024	Millions of U.S. dollars
	Accumulated other comprehensive income
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	$9,076	$(88)	$231	$5,575	$880	$15,675
Changes in the fiscal year
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to decrease in affiliates accounted for by the equity method
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the fiscal year	6,829	(342)	(0)	3,430	1,041	10,957

Net changes in the fiscal year	6,829	(342)	(0)	3,430	1,041	10,957

Balance at the end of the fiscal year	$15,905	$(430)	$231	$9,004	$1,921	$26,631

Year ended March 31, 2024	Millions of U.S. dollars
	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the fiscal year	$8	$724	$ 84,525
Changes in the fiscal year
Issuance of new stock			20
Cash dividends			(2,301)
Profit attributable to owners of parent			6,363
Purchase of treasury stock			(1,397)
Disposal of treasury stock			1
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			(564)
Increase due to decrease in affiliates accounted for by the equity method			2
Reversal of land revaluation excess			0
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the fiscal year	(1)	194	11,150

Net changes in the fiscal year	(1)	194	13,275

Balance at the end of the fiscal year	$6	$918	$ 97,799

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended March 31	Millions of yen		Millions of U.S. dollars
	2023	2024	2024
Cash flows from operating activities:
Income before income taxes	¥1,098,472	¥1,342,349	$8,870
Depreciation	238,696	253,827	1,677
Losses on impairment of fixed assets	59,045	13,696	91
Amortization of goodwill	29,232	39,242	259
Losses related to sale of freight car leasing business	—	108,191	715
Net (gains) losses on step acquisitions	—	(7,080)	(47)
Equity in net (gains) losses of affiliates	(55,461)	(71,986)	(476)
Net change in reserve for possible loan losses	(74,781)	56,236	372
Net change in reserve for employee bonuses	3,442	15,231	101
Net change in reserve for executive bonuses	(770)	1,095	7
Net change in net defined benefit asset and liability	(86,536)	(206,752)	(1,366)
Net change in reserve for executive retirement benefits	45	46	0
Net change in reserve for point service program	3,659	6,962	46
Net change in reserve for reimbursement of deposits	5,077	(1,616)	(11)
Net change in reserve for losses on interest repayment	(6,706)	(6,431)	(42)
Interest income	(3,779,715)	(6,213,520)	(41,059)
Interest expenses	2,061,922	4,332,866	28,632
Net (gains) losses on securities	(51,242)	(157,931)	(1,044)
Net (gains) losses from money held in trust	454	(199)	(1)
Net exchange (gains) losses	(681,131)	(1,023,303)	(6,762)
Net (gains) losses from disposal of fixed assets	3,412	8,240	54
Net change in trading assets	(761,361)	(3,105,997)	(20,525)
Net change in trading liabilities	1,492,404	2,176,068	14,380
Net change in loans and bills discounted	(7,108,627)	(7,816,963)	(51,655)
Net change in deposits	9,477,514	4,874,227	32,209
Net change in negotiable certificates of deposit	(57,027)	1,614,779	10,671
Net change in borrowed money (excluding subordinated borrowings)	(5,368,773)	824,962	5,451
Net change in deposits with banks	(377,102)	(418,953)	(2,768)
Net change in call loans and bills bought and others	(3,243,078)	(2,223,456)	(14,693)
Net change in receivables under securities borrowing transactions	73,019	(1,222,928)	(8,081)
Net change in call money and bills sold and others	(1,410,327)	3,141,184	20,757
Net change in commercial paper	403,531	(56,179)	(371)
Net change in payables under securities lending transactions	(59,308)	215,664	1,425
Net change in foreign exchanges (assets)	888,295	(107,623)	(711)
Net change in foreign exchanges (liabilities)	244,713	1,402,696	9,269
Net change in lease receivables and investment assets	20,819	48,280	319
Net change in short-term bonds (liabilities)	(18,000)	439,000	2,901
Issuance and redemption of bonds (excluding subordinated bonds)	(157,319)	151,155	999
Net change in due to trust account	(30,408)	(525,794)	(3,474)
Interest received	3,530,912	6,109,785	40,374
Interest paid	(1,915,569)	(4,176,630)	(27,599)
Other, net	97,800	1,013,486	6,697

Subtotal	(5,510,776)	845,931	5,590

Income taxes paid	(384,408)	(203,069)	(1,342)

Net cash provided by (used in) operating activities	(5,895,185)	642,862	4,248

(Continued)

Year ended March 31	Millions of yen				Millions of U.S. dollars
	2023		2024		2024
Cash flows from investing activities:
Purchases of securities		¥ (32,355,919)		¥ (36,598,269)	$ (241,844)
Proceeds from sale of securities		17,887,615		14,138,643	93,429
Proceeds from redemption of securities		20,702,736		21,888,554	144,641
Purchases of money held in trust		(13,102)		(10,595)	(70)
Proceeds from sale of money held in trust		0		0	0
Purchases of tangible fixed assets		(100,015)		(141,688)	(936)
Proceeds from sale of tangible fixed assets		8,858		2,387	16
Purchases of intangible fixed assets		(199,114)		(250,193)	(1,653)
Purchases of stocks of subsidiaries resulting in change in scope of consolidation		—		(19,782)	(131)
Proceeds from sale of stocks of subsidiaries resulting in change in scope of consolidation		—	*2	72,040	476

Net cash provided by (used in) investing activities		5,931,059		(918,904)	(6,072)

Cash flows from financing activities:
Proceeds from subordinated borrowings		10,000		10,000	66
Repayment of subordinated borrowings		(48,000)		(30,000)	(198)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights		207,000		971,660	6,421
Redemption of subordinated bonds and bonds with stock acquisition rights		(85,000)		—	—
Dividends paid		(301,600)		(348,010)	(2,300)
Dividends paid to non-controlling stockholders		(2,626)		(9,004)	(60)
Purchases of treasury stock		(138,839)		(211,434)	(1,397)
Proceeds from disposal of treasury stock		332		216	1
Proceeds from sale of stocks of subsidiaries		—		4	0
Purchase of stocks of subsidiaries not resulting in change in scope of consolidation		—		(102,737)	(679)
Proceeds from sale of stocks of subsidiaries not resulting in change in scope of consolidation		956		—	—

Net cash provided by (used in) financing activities		(357,778)		280,693	1,855

Effect of exchange rate changes on cash and cash equivalents		354,081		511,430	3,380

Net change in cash and cash equivalents		32,176		516,081	3,410

Cash and cash equivalents at the beginning of the fiscal year		65,832,072		65,864,248	435,236

Cash and cash equivalents at the end of the fiscal year	*1	¥ 65,864,248	*1	¥ 66,380,330	$ 438,646

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Basis of presentation)

Sumitomo Mitsui Financial Group, Inc. (“the Company”) was established on December 2, 2002 as a holding company for the SMBC Group (“the Group”) through a statutory share transfer (kabushiki iten) of all of the outstanding equity securities of Sumitomo Mitsui Banking Corporation (“SMBC”) in exchange for the Company’s newly issued securities. The Company is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan. Upon formation of the Company and completion of the statutory share transfer, SMBC became a direct wholly owned subsidiary of the Company.

The Company has prepared the accompanying consolidated financial statements in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Act and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan (“Japanese GAAP”), which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards (“IFRS”).

The accounts of overseas subsidiaries and affiliated companies are, in principle, integrated with those of the Company’s accounting policies for purposes of consolidation unless they apply different accounting principles and standards as required under U.S. GAAP or IFRS, in which case a certain limited number of items are adjusted based on their materiality.

These consolidated financial statements are translated from the consolidated financial statements contained in the annual securities report filed under the Financial Instrument and Exchange Act of Japan (“FIEA based financial statements”) except for the addition of the non-consolidated financial statements and U.S. dollar figures.

Amounts less than ¥1 million have been rounded down. As a result, the totals in Japanese yen shown in the financial statements do not necessarily agree with the sum of the individual amounts.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the prevailing exchange rate at March 31, 2024 which was ¥151.33 to US$1. These translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that rate.

(Significant Accounting Policies for Preparing Consolidated Financial Statements)

1. Scope of consolidation

(1)	Consolidated subsidiaries

The number of consolidated subsidiaries at March 31, 2024 was 175.

Principal companies:	Sumitomo Mitsui Banking Corporation (“SMBC”)
SMBC Trust Bank Ltd.
SMBC Nikko Securities Inc.
Sumitomo Mitsui Card Company, Limited
SMBC Finance Service Co., Ltd.
SMBC Consumer Finance Co., Ltd.
The Japan Research Institute, Limited
Sumitomo Mitsui DS Asset Management Company, Limited
SMBC Bank International plc
SMBC Bank EU AG
Sumitomo Mitsui Banking Corporation (China) Limited
PT Bank BTPN Tbk
SMBC Americas Holdings, Inc.
SMBC Guarantee Co., Ltd.

Changes in the consolidated subsidiaries in the fiscal year ended March 31, 2024 were as follows:

11 companies were newly included in the scope of consolidation as a result of new establishment and for other reasons.

SMBC Mobit Co., Ltd. and NCore Co., Ltd. were excluded from the scope of consolidation because of the merger. SMBC Rail Services LLC and 17 other companies were excluded from the scope of consolidation as they ceased to be subsidiaries due to the sale and for other reasons.

NCore Co., Ltd., a consolidated subsidiary of the Company, merged with Brees corporation, an equity method affiliate of the Company, and changed its name to BPORTUS Co., Ltd. As a result of stock acquisitions, BPORTUS Co., Ltd. became a consolidated subsidiary of the Company.

(2)	Unconsolidated subsidiaries

Principal company:	SBCS Co., Ltd.

6 unconsolidated subsidiaries were investment partnerships, and neither their assets nor profit/loss were substantially attributable to the said subsidiaries, and thus were excluded from the scope of consolidation pursuant to Article 5, Paragraph 1, Item 2 of the Ordinance on the Terminology, Forms, and Preparation Methods of Consolidated Financial Statements.

Other unconsolidated subsidiaries were excluded from the scope of consolidation because their total amounts of total assets, ordinary income, net income and retained earnings were immaterial respectively, as such, they did not hinder a rational judgment of the financial position and results of operations of the Company and its consolidated subsidiaries when excluded from the scope of consolidation.

(3)	Entities not regarded as subsidiaries even though the Company owns the majority of voting rights in its own account:

Tamago & Company Inc.

Peraichi Inc.

All Japan Building Inspection Group Co., Ltd.

(Reasons not regarded as subsidiaries)

The Company’s consolidated subsidiary conducting investment business owned the majority of their voting rights primarily to obtain capital gains through investments or restructuring of their business, without any intent to control.

2. Application of the equity method

(1)	Unconsolidated subsidiaries accounted for by the equity method

The number of unconsolidated subsidiaries accounted for by the equity method at March 31, 2024 was 5.

Principal company:	SBCS Co., Ltd.

(2)	Equity method affiliates

The number of affiliates accounted for by the equity method at March 31, 2024 was 312.

Principal companies:	Sumitomo Mitsui Finance and Leasing Company, Limited
Sumitomo Mitsui Auto Service Company, Limited

Changes in the equity method affiliates in the fiscal year ended March 31, 2024 were as follows:

Rizal Commercial Banking Corporation and Vietnam Prosperity Joint-Stock Commercial Bank and 33 other companies became equity method affiliates due to the acquisition of stocks and for other reasons.

26 companies were excluded from the scope of equity method affiliates as they ceased to be equity method affiliates due to the liquidation and for other reasons.

(3)	Unconsolidated subsidiaries not accounted for by the equity method

6 unconsolidated subsidiaries not accounted for by the equity method were investment partnerships, and neither their assets nor profit/loss were substantially attributable to the said subsidiaries, and thus were excluded from the scope of equity method pursuant to Article 10, Paragraph 1, Item 2 of the Ordinance on the Terminology, Forms, and Preparation Methods of Consolidated Financial Statements.

(4)	Affiliates not accounted for by the equity method

Principal company:	Park Square Capital / SMBC Loan Programme S. à r. l.

Affiliates not accounted for by the equity method were also excluded from the scope of equity method because their total amounts of net income and retained earnings were immaterial respectively, as such, they did not hinder a rational judgment of the financial position and results of operations of the Company and its consolidated subsidiaries when excluded from the scope of equity method.

3. The balance sheet dates of consolidated subsidiaries

(1)	The balance sheet dates of the consolidated subsidiaries at March 31, 2024 were as follows:

June 30	1
September 30	1
October 31	2
November 30	2
December 31	89
March 31	80

(2)

The subsidiary with balance sheets dated June 30 is consolidated using the financial statements as of December 31, the subsidiary with balance sheets dated September 30 is consolidated using the financial statements as of March 31, the subsidiaries with balance sheets dated October 31 are consolidated using the financial statements as of January 31, and certain subsidiaries with balance sheets dated December 31 are consolidated using the financial statements as of March 31. Other subsidiaries are consolidated using the financial statements as of their respective balance sheet dates.

Appropriate adjustments are made to material transactions during the periods between their respective balance sheet dates and the consolidated closing date.

4. Accounting policies

(1)	Standards for recognition and measurement of trading assets/liabilities and trading income/losses

Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in “Trading assets” or “Trading liabilities” on the consolidated balance sheets on a trade date basis. Profits and losses on trading-purpose transactions are recognized on a trade date basis, and recorded as “Trading income” and “Trading losses” on the consolidated statements of income.

Securities and monetary claims purchased for trading purposes are stated at the fiscal year-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the consolidated balance sheet date.

“Trading income” and “Trading losses” include interest received or paid during the fiscal year. The year-on-year valuation differences of securities and monetary claims are also recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the year-on-year valuation differences are also recorded in the above-mentioned accounts.

In terms of the evaluation of specific market risks and credit risks for derivative transactions, those fair values are calculated by group basis of the financial assets and liabilities based on net asset or liability after offsetting.

(2)	Standards for recognition and measurement of securities

1)

Debt securities that are classified as held-to-maturity securities and are carried at amortized cost (based on straight-line method) using the moving-average method. Investments in affiliates that are not accounted for by the equity method are carried at cost using the moving-average method. Other securities are carried at the fiscal year-end market value (cost of securities sold is calculated using primarily the moving-average method). Stocks with no market prices are carried at cost using the moving-average method.

Net unrealized gains (losses) on other securities are included in “Net assets” except for the amount reflected on the gains or losses by applying fair value hedge accounting.

2)	Securities included in money held in trust are carried in the same method as in (1) and (2), 1) above.

(3)	Standards for recognition and measurement of derivative transactions

Derivative transactions, excluding those classified as trading derivatives, are carried at fair value.

In terms of the evaluation of specific market risks and credit risks for derivative transactions, those fair values are calculated by group basis of the financial assets and liabilities based on net asset or liability after offsetting.

(4)	Depreciation

1)	Tangible fixed assets (excluding assets for rent and lease assets)

Buildings owned by the Company and SMBC, which is a consolidated subsidiary of the Company, are depreciated primarily using the straight-line method.

The estimated useful lives of major items are as follows:

Buildings:	7 to 50 years
Others:	2 to 20 years

Other consolidated subsidiaries depreciate tangible fixed assets primarily using the straight-line method over the estimated useful lives of the respective assets.

2)	Intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method. Capitalized software for internal use owned by the Company and its consolidated domestic subsidiaries is depreciated over its estimated useful life (5-10 years).

3)	Assets for rent

Assets for rent are depreciated using the straight-line method, assuming that lease terms or useful lives of such assets are, in principle, their depreciation period and the salvage values are estimated disposal values when the lease period expires.

4)	Lease assets

Lease assets with respect to non-transfer ownership finance leases, which are recorded in “Tangible fixed assets,” are depreciated using the straight-line method, assuming that lease terms are their expected lifetime and salvage values are zero.

(5)	Reserve for possible loan losses

The reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings (“Bankrupt borrowers”) or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation (“Effectively bankrupt borrowers”), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees. For claims on borrowers that are not currently bankrupt but are perceived to have a high risk of falling into bankruptcy (“Potentially bankrupt borrowers”), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.

SMBC, which is a consolidated subsidiary of the Company, applies Discounted Cash Flows (“DCF”) method for claims of large borrowers exceeding a certain amount, of which borrowers categories are bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers and whole or part of loans are classified as “Past due loans (3 months or more)” or “Restructured loans” requiring close monitoring, and whose cash flows from collection of principals and interest can be rationally estimated. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.

For other claims, they are recorded by estimating the amount of expected loss in the next one year or three years. The estimated amount of expected loss is calculated by using average ratio of loan-loss ratio or probability of bankruptcies for certain periods in the past based on actual loan losses or bankruptcies in the past one year or three years, and by making necessary adjustments including future estimations.

In addition, in light of the latest economic situation and risk factors, for potential losses for specific portfolios that are based on the future prospects with high probability, but cannot be reflected in actual loan losses in the past and in any individual borrower’s classification, a reserve is provided in the amount deemed necessary based on an overall assessment.

For claims originated in specific overseas countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the Credit Review Department, independent from these operating sections, audits their assessment.

The reserve for possible loan losses of the Company and other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amount of write-off for the fiscal years ended March 31, 2023 and 2024 were ¥161,492 million and ¥250,841 million, respectively.

(6)	Reserve for employee bonuses

The reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the fiscal year.

(7)	Reserve for executive bonuses

The reserve for executive bonuses is provided for payment of bonuses to executives, in the amount of estimated bonuses, which are attributable to the fiscal year.

(8)	Reserve for executive retirement benefits

The reserve for executive retirement benefits is provided for payment of retirement benefits to executives, in the amount of deemed accrued at the period-end based on our internal regulations.

(9)	Reserve for point service program

The reserve for point service program is provided for the potential future redemption of points awarded to customers under the “V Point” which is the Group-wide point service program, and other customer points award programs. The amount is calculated by converting the outstanding points into a monetary amount, and rationally estimating and recognizing the amount that will be redeemed in the future.

(10)	Reserve for reimbursement of deposits

The reserve for reimbursement of deposits which were derecognized as liabilities under certain conditions is provided for the possible losses on the future claims of withdrawal based on the historical reimbursements.

(11)	Reserve for losses on interest repayment

The reserve for losses on interest repayment is provided for the possible losses on future claims of repayment of interest based on historical interest repayment results.

(12)	Reserves under the special laws

The reserves under the special laws are reserves for contingent liabilities and provided for compensation for losses from securities related transactions or derivative transactions, pursuant to Article 46-5 of the Financial Instruments and Exchange Act.

(13)	Employee retirement benefits

In calculating the projected benefit obligation, mainly the benefit formula basis is used to attribute the expected benefit to the period by the end of the fiscal year.

Unrecognized prior service cost is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period when the cost is incurred.

Unrecognized net actuarial gain (loss) is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period, commencing from the next fiscal year of incurrence.

(14)	Revenue recognition

1)	Revenue recognition

Revenue from contracts with customers is recognized by identifying the satisfaction of performance obligation of each of the transactions based on the actual transaction of the contractual coverage.

2)	Revenue recognition of major transactions

Regarding revenue from contracts with customers, the contractual coverage and timing of identifying the satisfaction of performance obligation of each item of fees and commissions are determined as follows.

Revenue for deposits and loans, mainly including the commission fees, etc. for account transfer and commissions for administration fee during the loan period of syndicated loans, is recognized when the transaction starts with the customer or over the period of the transaction of the related services.

Revenue for remittances and transfers, mainly including the fees for domestic and overseas remittances, is recognized when the related services are provided.

Revenue for securities-related business, mainly including trading commissions such as sales commissions of stocks and bonds, is recognized when the transaction starts with the customer.

Revenue for agency business, mainly including the accepted commissions between banks for online alliances, etc., is recognized when the transaction starts with the customer or over the period of the transaction of the related service.

Revenue for safe deposits, mainly including storage fees for safekeeping deposit and usage fees of safes and protective boxes, is recognized over the period of the transaction of the related service.

Revenue for credit card business, mainly including merchant fees, is recognized when the credit sales data arrives.

Revenue for investment trusts, mainly including the commissions for processing sales and records management of investment trusts, etc., is recognized when the transaction starts with the customer or over the period of the transaction of the related service.

(15)	Translation of foreign currency assets and liabilities

Assets and liabilities of the Company and SMBC, which is a consolidated subsidiary of the Company, denominated in foreign currencies and accounts of SMBC overseas branches are translated into Japanese yen mainly at the exchange rate prevailing at the consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

Other consolidated subsidiaries’ assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective balance sheet dates.

(16)	Lease transactions

1)	Recognition of income on finance leases

Interest income is allocated to each period.

2)	Recognition of income on operating leases

Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.

(17)	Hedge accounting

1)	Hedging against interest rate changes

As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC, which is a consolidated subsidiary of the Company, applies deferred hedge accounting.

SMBC applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Committee Practical Guideline No. 24, March 17, 2022) to portfolio hedges on groups of large-volume, small-value monetary claims and debts.

As for the portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

As for the individual hedges, SMBC also assesses the effectiveness of such individual hedges.

2)	Hedging against currency fluctuations

SMBC, which is a consolidated subsidiary of the Company, applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Committee Practical Guideline No. 25, October 8, 2020) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Committee Practical Guideline No. 25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

3)	Hedging against share price fluctuations

SMBC, which is a consolidated subsidiary, applies fair value hedge accounting to individual hedges offsetting the price fluctuation of the shares that are classified under other securities, and accordingly evaluates the effectiveness of such individual hedges.

4)	Transactions between consolidated subsidiaries

As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the non-arbitrary and strict criteria for external transactions stipulated in JICPA Industry Committee Practical Guidelines No. 24 and No. 25. Therefore, SMBC accounts for the gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

Certain other consolidated subsidiaries apply the deferred hedge accounting, fair value hedge accounting or the special treatment for interest rate swaps.

(18)	Amortization of goodwill

Goodwill is amortized using the straight-line method over a period in which its benefit is expected to be realized, not to exceed 20 years. Immaterial goodwill is charged or credited to income directly when incurred.

(19)	Scope of “Cash and cash equivalents” on consolidated statements of cash flows

For the purpose of presenting the consolidated statements of cash flows, “Cash and cash equivalents” are cash on hand, non-interest earning deposits with banks and deposits with the Bank of Japan.

(20)	Adoption of the group tax sharing system

The Company and certain consolidated domestic subsidiaries apply the group tax sharing system.

(Significant Accounting Estimates)

1. Reserve for possible loan losses

(1)	The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2023 and 2024

	Millions of yen
Year ended March 31	2023	2024
Reserve for possible loan losses	¥750,369	¥817,578

(2)	Information on details of the significant accounting estimates for the identified item

Based on the assessment of all claims including loans and bills discounted conducted in accordance with the self-assessment procedures, and borrower category determined depending on their credit risk status, the following amounts are recorded as a reserve for possible loan losses.

- The estimated amount of expected loss calculated for each borrower category based on the average value of historical loan-loss ratio or probability of default over a certain past period is recorded as a reserve for loan losses

- As for claims classified as substandard or lower level classifications whose cash flows from collection of principals and interest can rationally be estimated, the Discounted Cash Flows (“DCF”) method is applied for ones with large borrowers of those claims and the amount calculated by the DCF method is recorded as a reserve for loan losses

- As for expected loss based on the future prospects with high probability, but cannot be reflected in historical loan-losses and in any individual borrower category, the amount deemed necessary based on an overall assessment is recorded as a reserve for loan losses

Reserve for possible loan losses recorded by the method above involves the following uncertainties in the process of estimation, hence requiring high-level managerial judgment.

- Consideration for qualitative factors including forward-looking information in determining borrower category

- Reasonable estimation of future individual cash flows in the DCF method

- Determination of a method for estimating expected loss based on future prospect in consideration of the latest economic environment and risk factors, and of the targeted portfolio

These may be affected by changes in economic environment, which have a potentially significant impact on the amount of reserve for possible loan losses for the next fiscal year.

(Note) For the estimation of the reserve for possible loan losses in consideration of the impact of the current international situation involving Ukraine, the impact of the tightening monetary policies overseas, and the changes in domestic business environment and other factors, refer to (Additional Information).

2.	Impairment loss for fixed assets

(1)	The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2023 and 2024

	Millions of yen
Year ended March 31	2023	2024
Tangible fixed assets	¥1,494,527	¥1,006,883
Intangible fixed assets	897,848	976,706
Losses on impairment of fixed assets	59,045	13,696

(2)	Information on details of the significant accounting estimates for the identified item

(Grouping of assets)

As for land and buildings, etc., at SMBC, a consolidated subsidiary of the Company, a branch is the smallest unit of asset group, and intangible fixed assets and assets of Head Office, etc. which do not produce independent cash flows are treated as corporate assets. Corporate assets that are reasonably deemed to be used solely by each business unit are identified as each business unit’s corporate assets, and conducted impairment assessments on a business unit basis together with other related fixed assets. As for other corporate assets, impairment is recognized on a company level.

(Identifying indication of impairment, and testing and calculating recognition of impairment loss)

Fixed assets that have an indication of impairment are tested for recognition of impairment loss, and if recognition is required, their book values are reduced to the recoverable amount and the reduced amount is recorded as impairment loss. Recoverable amount is either net realizable value, which is deducting expected disposal cost from fair value of the fixed asset, or value in use which is the present value of cash flows expected to derive from the continuous use and disposal of the fixed asset after use.

Future cash flows and the growth rate used for testing the recognition of impairment loss as well as for calculating value in use are determined based on the factors including the estimation or judgment by management and the market growth rate, etc. Discount rate used for calculating value in use is determined based on the market interest rate and other market conditions, and these may be affected by changes in economic and financial environment. Therefore, if modification is required, it may have a potentially significant impact on the amount of impairment loss for fixed assets for the next fiscal year.

3. Fair value of financial instruments

(1)	The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2024

This is stated in (Notes to financial instruments).

(2)	Information on details of the significant accounting estimates for the identified item

This is stated in (Notes to financial instruments).

4. Reserve for losses on interest repayment

(1)	The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2023 and 2024

	Millions of yen
Year ended March 31	2023	2024
Reserve for losses on interest repayment	¥128,378	¥121,947

(2)	Information on details of the significant accounting estimates for the identified item

Reserve for losses on interest repayment is recorded based on estimated amount of claim of repayment in preparing for future claims of interest repayment from the customers whose loans are offered at interest rates in excess of the ceiling prescribed under the Interest Rate Restriction Act.

Estimated amount of claim for such repayment is calculated based on certain assumptions using the historical data regarding the number and amount of claims from customers. The trend in future claims of repayment from customers has a potentially significant impact on the amount of reserve for losses on interest repayment for the next fiscal year.

5. Retirement benefits expenses and retirement benefit obligations

(1)	The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2023 and 2024

	Millions of yen
Year ended March 31	2023	2024
Net defined benefit asset	¥704,654	¥913,791
Net defined benefit liability	35,449	37,263
Retirement benefit expenses included in general and administrative expenses	(17,910)	(8,728)

(2)	Information on details of the significant accounting estimates for the identified item

Retirement benefit expenses and retirement benefit obligations for the defined benefit plans for employees are recorded based on various assumptions including discount rate, employee turnover and future salary increase rate.

Discount rate is determined based on Japanese government bond yields, while the indicators such as employee turnover and future salary increase rate are determined based on historical data as well as the latest information on future outlook. Determining these key factors and metrics requires high-level managerial judgment, and if modifications are required, it may have significant impact on the amounts of retirement benefit expenses and retirement benefit obligations for the next fiscal year.

6. Deferred tax assets

(1)	The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2023 and 2024

	Millions of yen
Year ended March 31	2023	2024
Deferred tax assets	¥74,084	¥71,427
Deferred tax liabilities	265,354	698,632

(2)	Information on details of the significant accounting estimates for the identified item

The amount of tax associated with temporary differences is recorded as deferred tax assets or deferred tax liabilities excluding the amount of tax that is not expected to be collected or paid in the future accounting periods. Deferred tax assets and deferred tax liabilities of the entire group tax sharing entities are offset and presented on a net basis.

While the recoverability of deferred tax assets is determined by reasonably estimating the scheduling of temporary differences and taxable income, in the event of changes to the scheduling of temporary differences, taxable income which is lower than initial estimation, or tax reform such as reduction of corporate income tax rate, there is a potentially significant impact on the amount of deferred tax assets for the next fiscal year.

(Unapplied Accounting Standards and Others)

1. “Accounting Standard for Current Income Taxes” (ASBJ Statement No.27, October 28, 2022), “Accounting Standard for Presentation of Comprehensive Income” (ASBJ Statement No.25, October 28, 2022) and “Implementation Guidance on Tax Effect Accounting” (ASBJ Guidance No.28, October 28, 2022)

(1)	Outline

The Accounting Standards and the Implementation Guidance define the treatment of corporate income tax etc. imposed on other comprehensive income and the tax effect accounting for sales of stocks of consolidated subsidiaries in case of implementing the group taxation regime.

(2)	Date of Application

The Company will apply the Accounting Standards and the Implementation Guidance from the beginning of the fiscal year commencing on April 1, 2024.

(3)	Effects of Application of the Accounting Standards and the Implementation Guidance

The effects of the application of the Accounting Standards and the Implementation Guidance are currently being assessed.

2. “The Accounting for and Disclosure of Current Taxes Related to the Global Minimum Tax Rules” (ASBJ Practical Solution No.46, March 22, 2024)

(1)	Outline

The Practical Solution defines the accounting for and disclosure of current taxes related to the global minimum tax rules.

(2)	Date of Application

The Company will apply the Practical Solution from the beginning of the fiscal year commencing on April 1, 2024.

(3)	Effects of Application of the Practical Solution

The effects of the application of the Practical Solution are currently being assessed.

(Additional information)

1. The estimates of reserve for possible loan losses related to the impact of the current international situation involving Ukraine.

Considering the uncertain business environment caused by the current international situation involving Ukraine, estimation of the reserve for possible loan losses associated with the Russia-related credits is reflected in the consolidated financial statements by the following method. The Russia-related credits are mainly related to corporate customers in Russia.

For losses expected to be incurred in connection with individual borrowers based on the impact of economic sanctions imposed by governments of each country and the countermeasures taken by the Russian government, etc., a reserve for possible loan losses is provided by reviewing, as necessary, borrower categories based on the most recent available information. In addition, a reserve for possible loan losses is recorded as a reserve for claims originated in specific overseas countries at an amount deemed necessary in consideration of the political and economic situation in Russia.

Furthermore, in light of the probability of delays in principal or interest payments and the easing of payment terms, etc. due to the prolonged impact of such economic sanctions and countermeasures, and the deterioration in the credit status of Russia including interest payments on Russian government bonds, a reserve for possible loan losses is recorded at an amount deemed necessary based on an overall assessment.

Also, regarding certain funds of repayment from customers in Russia, given the prolonged difficulty in collecting the funds through overseas remittances as a result of the Russian Presidential decree and instructions of the Central Bank of the Russian Federation, the impact of the countermeasure is estimated, and a reserve for possible loan losses is recorded at an amount deemed necessary based on an overall assessment.

As a result, a reserve for possible loan losses at a total of ¥85,553 million was recorded for the Russia-related credits.

2. The estimates of reserve for possible loan losses related to the impact of the tightening monetary policies overseas

Considering the increasing burden of interest payments for companies due to tightening monetary policies in various countries following suppressed inflationary pressures overseas, the estimation of the reserve for possible loan losses associated with such impact is reflected in the consolidated financial statements by the following method.

For potential losses expected to be incurred related to individual borrowers due to deteriorating business performance and funding, a reserve for possible loan losses is provided by reviewing, as necessary, borrower category based on the most recent available information.

In addition, for potential losses which cannot be reflected in any of individual borrower category, a reserve for possible loan losses is recorded at an amount deemed necessary based on an overall assessment. The assessment includes specifying the portfolios that are considered to be easily affected by the abovementioned factors from perspectives of the forms of lending and industry, and estimating the impact of changes in the market condition and the rising interest rates.

As a result, an additional reserve for possible loan losses at a total of ¥32,000 million was recorded for such portfolios.

3. The estimates of reserve for possible loan losses in consideration of changes in domestic business environment and other factors

For certain portfolios, the estimation of the reserve for possible loan losses associated with impacts including changes in the domestic business environment such as continuously inflated raw material prices and an increase in labor cost, along with changes in the financial environment such as cutback of the governmental funding support to businesses and lifting of negative interest rate policy, is reflected in the consolidated financial statements by the following method, considering concerns over the future deterioration in credit conditions.

For potential losses expected to be incurred related to individual borrowers due to deterioration in business performance and funding, a reserve for possible loan losses is provided by reviewing, as necessary, borrower category based on the most recent available information.

In addition, for potential losses which cannot be reflected in any of individual borrower category, a reserve for possible loan losses is recorded at an amount deemed necessary based on an overall assessment. The assessment includes specifying the portfolios that are considered to be easily affected by the abovementioned factors from perspectives of the forms of lending and ability of debt repayment, and estimating the impact of changes in the market condition.

As a result, an additional reserve for possible loan losses at a total of ¥16,000 million was recorded for such portfolios.

(Notes to consolidated balance sheets)

*1	Stocks and investments in unconsolidated subsidiaries and affiliates

Stocks and investments in unconsolidated subsidiaries and affiliates at March 31, 2023 and 2024 were as follows:

	Millions of yen
March 31	2023	2024
Stocks	¥1,348,039	¥1,758,625
Investments	595	5,878

Stocks of jointly controlled entities were as follows:

	Millions of yen
March 31	2023	2024
Stocks of jointly controlled entities	¥466,974	¥535,855

*2	Unsecured loaned securities for which borrowers have the right to sell or pledge

The amounts of unsecured loaned securities for which borrowers have the right to sell or pledge at March 31, 2023 and 2024 were as follows:

	Millions of yen
March 31	2023	2024
Japanese government bonds and Japanese local government bonds in “Securities”	¥468,390	¥836,386
Trading securities in “Trading assets”	136	9,452

As for the unsecured borrowed securities, securities under resale agreements and securities borrowed with cash collateral with rights to sell or pledge without restrictions, those securities pledged, those securities lent and those securities held without being disposed at March 31, 2023 and 2024 were as follows:

	Millions of yen
March 31	2023	2024
Securities pledged	¥7,694,727	¥9,174,753
Securities lent	242,392	219,261
Securities held without being disposed	4,482,661	6,891,140

*3	Claims under the Banking Act and the Act on Emergency Measures for the Revitalization of Financial Functions

Claims under the Banking Act and the Act on Emergency Measures for the Revitalization of Financial Functions at March 31, 2023 and 2024 were as follows. The claims were items that were recorded under the following items on the consolidated balance sheet: bonds included in “Securities” (limited to bonds for which the redemption of principal and the payment of interest in whole or in part were guaranteed, and that were issued through private placements (under Article 2, Paragraph 3 of the Financial Instruments and Exchange Act)), loans and bills discounted, foreign exchanges, accrued interest and suspense payments included in “Other assets,” and customers’ liabilities for acceptances and guarantees. If security lending listed in the notes was conducted, such securities (limited to those based on loan for a use agreement or lease agreement) were also included in the claims.

	Millions of yen
March 31	2023	2024
Bankrupt and quasi-bankrupt loans	¥92,941	¥160,186
Doubtful loans	494,158	562,626
Substandard loans	340,732	300,322
Past due loans (3 months or more)	19,944	58,365
Restructured loans	320,788	241,957

Subtotal	927,833	1,023,135

Normal loans	115,139,286	125,031,630

Total	¥116,067,120	¥126,054,765

Bankrupt and quasi-bankrupt loans are claims to borrowers who have fallen into bankruptcy due to reasons such as commencement of bankruptcy proceedings, commencement of reorganization proceedings, or petition for commencement of rehabilitation proceedings, and other similar claims.

Doubtful loans are claims to borrowers who have not yet become bankrupt but whose financial condition and business performance have deteriorated and it is highly probable that the loan principal cannot be collected and interest cannot be received in accordance with the contract, excluding bankrupt and quasi-bankrupt loans.

Past due loans (3 months or more) are loans for which the payment of principal or interest has been delayed for three months or more from the day after the agreed-upon payment date, excluding bankrupt and quasi-bankrupt loans and doubtful loans.

Restructured loans are loans on which terms and conditions have been amended in favor of the borrower with the objective of assisting the borrower’s financial recovery, such as by reducing or exempting interest, postponing interest payment and principal repayment, and forgiving debts, excluding bankrupt and quasi-bankrupt loans, doubtful loans, and past due loans (3 months or more).

Normal loans are loans that do not fall under the classification of bankrupt and quasi-bankrupt loans, doubtful loans, past due loans (3 months or more), and restructured loans, and where the borrower has no financial or business performance problems.

The amounts of loans presented above were the amounts before deduction of reserve for possible loan losses.

*4	Bills discounted

Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Committee Practical Guideline No. 24. SMBC and its banking subsidiaries have rights to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions, etc. The total face value at March 31, 2023 and 2024 were as follows:

	Millions of yen
March 31	2023	2024
Bills discounted	¥822,762	¥847,887

*5	Assets pledged as collateral

Assets pledged as collateral at March 31, 2023 and 2024 were as follows:

March 31, 2023	Millions of yen	March 31, 2024	Millions of yen
Assets pledged as collateral:		Assets pledged as collateral:
Cash and due from banks	¥13,171	Cash and due from banks	¥3,725
Trading assets	1,058,908	Trading assets	1,751,730
Securities	12,418,536	Securities	13,317,016
Loans and bills discounted	12,481,327	Loans and bills discounted	12,297,548
Liabilities corresponding to assets pledged as collateral:		Liabilities corresponding to assets pledged as collateral:
Deposits	2,654	Deposits	2,836
Payables under repurchase agreements	10,326,742	Payables under repurchase agreements	11,821,596
Payables under securities lending transactions	768,189	Payables under securities lending transactions	908,165
Borrowed money	11,166,368	Borrowed money	11,980,954
Bonds	119,378	Bonds	792,677
Due to trust account	717,178

In addition to the assets presented above, the following assets were pledged as collateral for cash settlements, and substitution for margins of futures transactions and certain other purposes at March 31, 2023 and 2024:

March 31, 2023	Millions of yen	March 31, 2024	Millions of yen
Cash and due from banks	¥15,264	Cash and due from banks	¥17,253
Trading assets	1,568,123	Trading assets	1,129,265
Securities	5,149,925	Securities	4,717,168
Loans and bills discounted	21,015	Loans and bills discounted	101,005

Other assets include collateral money deposited for financial instruments, surety deposits, margins of futures markets and other margins. The amounts for such assets were as follows:

March 31, 2023	Millions of yen	March 31, 2024	Millions of yen
Collateral money deposited for financial instruments	¥3,072,386	Collateral money deposited for financial instruments	¥2,986,049
Surety deposits	75,553	Surety deposits	76,111
Margins of futures markets	68,266	Margins of futures markets	80,522
Other margins	101,637	Other margins	82,434

*6	Commitment line contracts on overdrafts and loans

Commitment line contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amounts of unused commitments at March 31, 2023 and 2024 were as follows:

	Millions of yen
March 31	2023	2024
The amounts of unused commitments	¥78,489,500	¥88,318,177
The amounts of unused commitments whose original contract terms are within 1 year or unconditionally cancelable at any time	51,277,207	56,229,104

Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily affect actual future cash flow. Many of these commitments include clauses under which an application from customers can be rejected or contract amounts can be reduced in the event that economic conditions change, necessity for securing claims, or other events occur. In addition, at the time of contract, collateral such as premises and securities are requested to be pledged. Also after concluding the contracts, customer’s financial positions are monitored regularly based on internal procedures, and necessary measures such as revising contracts and securing claims are taken when such needs arise.

*7	Land revaluation excess

SMBC, a consolidated subsidiary of the Company, revaluated its own land for business activities in accordance with “Act on Revaluation of Land” (the “Act”) (Act No. 34, effective March 31, 1998) and “Act for Partial Revision of Act on Revaluation of Land” (Act No. 19, effective March 31, 2001). The income taxes corresponding to the net unrealized gains are reported in “Liabilities” as “Deferred tax liabilities for land revaluation,” and the Company’s share of the net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

Date of the revaluation

March 31, 1998 and March 31, 2002

Method of revaluation (stipulated in Article 3, Paragraph 3 of the Act)

Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in Article 2, item 3, 4 or 5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 effective March 31, 1998).

*8	Accumulated depreciation on tangible fixed assets

Accumulated depreciation on tangible fixed assets at March 31, 2023 and 2024 were as follows:

	Millions of yen
March 31	2023	2024
Accumulated depreciation	¥958,659	¥864,459

*9	Deferred gain on tangible fixed assets deductible for tax purposes

Deferred gain on tangible fixed assets deductible for tax purposes at March 31, 2023 and 2024 were as follows:

	Millions of yen
March 31	2023	2024
Deferred gain on tangible fixed assets deductible for tax purposes	¥55,240	¥54,868
[The consolidated fiscal year concerned]	[149]	[—]

*10	Subordinated borrowings

The balance of subordinated borrowings included in “Borrowed money” at March 31, 2023 and 2024 were as follows:

	Millions of yen
March 31	2023	2024
Subordinated borrowings	¥196,000	¥176,000

*11	Subordinated bonds

The balance of subordinated bonds included in “Bonds” at March 31, 2023 and 2024 were as follows:

	Millions of yen
March 31	2023	2024
Subordinated bonds	¥1,935,479	¥2,970,589

*12	Borrowings from trust account in relation to covered bonds issued by trust account

The amounts of borrowings from trust account in relation to covered bonds issued by trust account included in “Due to trust account” at March 31, 2023 and 2024 were as follows. The trust account became a consolidated subsidiary of the Company in the fiscal year ended March 31, 2024. As a result, the amount of the borrowings from the trust account was included in “Bonds” in the fiscal year ended March 31, 2024.

	Millions of yen
March 31	2023	2024
The amounts of borrowings from trust account in relation to covered bonds issued by trust account	¥717,178	¥—

*13	Guaranteed amount to privately-placed bonds

The amounts guaranteed by banking subsidiaries to privately-placed bonds (stipulated by Article 2, Paragraph 3 of Financial Instruments and Exchange Act) in “Securities” at March 31, 2023 and 2024 were as follows:

	Millions of yen
March 31	2023	2024
Guaranteed amounts to privately-placed bonds	¥1,306,809	¥1,200,133

(Notes to consolidated statements of income)

*1	Other income

“Other” in “Other income” for the fiscal years ended March 31, 2023 and 2024 included the following:

Year ended March 31, 2023	Millions of yen	Year ended March 31, 2024	Millions of yen
Gains on sales of stocks and others	¥213,106	Gains on sales of stocks and others	¥318,534

*2	General and administrative expenses

“General and administrative expenses” for the fiscal years ended March 31, 2023 and 2024 included the following:

Year ended March 31, 2023	Millions of yen	Year ended March 31, 2024	Millions of yen
Salaries and related expenses	¥749,849	Salaries and related expenses	¥835,932
Depreciation	195,530

*3	Other expenses

“Other” in “Other expenses” for the fiscal years ended March 31, 2023 and 2024 included the following:

Year ended March 31, 2023	Millions of yen	Year ended March 31, 2024	Millions of yen
Write-off of loans	¥101,161	Write-off of loans	¥143,718
Losses on sale of delinquent loans	35,400
Losses on sales of stocks and others	30,622

*4	Other extraordinary gains

“Other extraordinary gains” for the fiscal year ended March 31, 2024 was gains on step acquisitions.

*5	Other extraordinary losses

“Other extraordinary losses” for the fiscal year ended March 31, 2024 was losses related to sale of freight car leasing business.

*6	Losses on impairment of fixed assets

The differences between the recoverable amounts and the book value of the following assets were recognized as “Losses on impairment of fixed assets,” and included in “Extraordinary losses” for the fiscal years ended March 31, 2023 and 2024.

Year ended March 31, 2023			Millions of yen
Area	Purpose of use	Type	Impairment loss
Tokyo metropolitan area	Idle assets (126 items)	Land and buildings, etc.	¥13,818
Kinki area	Idle assets (99 items)	Land and buildings, etc.	18,178
Other areas in Japan	Idle assets (22 items)	Land and buildings, etc.	1,228
—	—	Software, etc.	6,642
—	—	Goodwill and other intangible fixed assets	19,178

Year ended March 31, 2024			Millions of yen
Area	Purpose of use	Type	Impairment loss
Tokyo metropolitan area	Idle assets (66 items)	Land and buildings, etc.	¥1,387
Kinki area	Idle assets (34 items)	Land and buildings, etc.	620
Other areas in Japan	Branches (5 items)	Land and buildings, etc.	35
	Idle assets (22 items)		350
Americas	Idle assets (1 item)	Buildings, etc.	1,674
—	—	Other intangible fixed assets, etc.	9,627

As for land and buildings, etc., each branch, which continuously manages and determines its income and expenses, is the smallest unit of asset group for recognition and measurement of impairment loss of fixed assets. Intangible fixed assets and assets such as corporate headquarters facilities, training facilities, data and system centers, and health and recreational facilities which do not produce independent cash flows are treated as corporate assets. Some subsidiaries such as SMBC, a consolidated subsidiary of the Company, utilized management accounting framework to identify corporate assets that are reasonably deemed to be used solely by each business unit as each business unit’s corporate assets, and conducted impairment assessments on a business unit basis together with other related fixed assets.

As for idle assets, each individual property is treated as an asset group for recognition and measurement of impairment. The carrying amounts of idle assets are reduced to their recoverable amounts, and the decreased amounts are included in “Extraordinary losses” as “Losses on impairment of fixed assets,” if there are indicators that the invested amounts may not be recoverable. The recoverable amount is calculated using net realizable value, which is basically determined by subtracting the expected disposal cost from the real estate appraisal value. In the fiscal year ended March 31, 2023, at SMBC, certain branches were expected to be relocated due to the revision of domestic marketing framework under the next Medium-Term Management Plan. Therefore, the carrying amounts of such branches were reduced to their recoverable amounts, and the decreased amounts were included in “Extraordinary losses” as “Losses on impairment of fixed assets.”

As for goodwill and other intangible fixed assets, asset group for recognition and measurement of impairment loss is mainly each consolidated subsidiary. In the fiscal year ended March 31, 2023, at TT International Asset Management Ltd, a consolidated subsidiary of the Company, the carrying amounts of goodwill and other intangible fixed assets were no longer expected to recover, as a result of a review of future cash flows in light of the current uncertain market environment. Therefore, all the unamortized amounts for those goodwill and other intangible fixed assets at the end of the fiscal year ended March 31, 2023 were included in “Extraordinary losses” as “Losses on impairment of fixed assets.” The recoverable amount was measured by value in use, which was calculated by discounting future cash flows at a rate of 14%.

(Notes to consolidated statements of comprehensive income)

*1	Reclassification adjustments and tax effect of other comprehensive income

Year ended March 31	Millions of yen
	2023	2024
Net unrealized gains (losses) on other securities:
Amount arising during the fiscal year	¥(257,936)	¥1,710,427
Reclassification adjustments	(103,897)	(232,148)

Before adjustments to tax effect	(361,834)	1,478,278
Tax effect	109,755	(453,368)

Net unrealized gains (losses) on other securities	(252,078)	1,024,910

Net deferred gains (losses) on hedges:
Amount arising during the fiscal year	(30,985)	(384,176)
Reclassification adjustments	109,008	312,628

Before adjustments to tax effect	78,022	(71,548)
Tax effect	(23,966)	21,620

Net deferred gains (losses) on hedges	54,055	(49,928)

Foreign currency translation adjustments:
Amount arising during the fiscal year	327,919	504,065
Reclassification adjustments	—	(1,279)

Before adjustments to tax effect	327,919	502,786
Tax effect	—	—

Foreign currency translation adjustments	327,919	502,786

Remeasurements of defined benefit plans:
Amount arising during the fiscal year	51,973	245,993
Reclassification adjustments	(34,268)	(28,406)

Before adjustments to tax effect	17,705	217,587
Tax effect	(5,626)	(60,731)

Remeasurements of defined benefit plans	12,078	156,856

Share of other comprehensive income of equity method affiliates:
Amount arising during the fiscal year	72,307	34,227
Reclassification adjustments	1,105	(7,817)

Before adjustments to tax effect	73,412	26,410
Tax effect	—	—

Share of other comprehensive income of equity method affiliates	73,412	26,410

Total other comprehensive income	¥215,388	¥1,661,035

(Notes to consolidated statements of changes in net assets)

Fiscal year ended March 31, 2023

1. Type and number of shares issued and treasury stock

Year ended March 31, 2023	Number of shares
	At the beginning of the fiscal year	Increase	Decrease	At the end of the fiscal year	Notes
Shares issued
Common stock	1,374,362,102	329,092	—	1,374,691,194	1

Total	1,374,362,102	329,092	—	1,374,691,194

Treasury stock
Common stock	3,542,321	26,639,004	110,675	30,070,650	2,3

Total	3,542,321	26,639,004	110,675	30,070,650

Notes:	1.	The increase of 329,092 shares in the total number of shares issued was due to issuance of new stocks as stock-based compensation.
	2.	The increase of 26,639,004shares in the number of treasury common stock was due to acquisition of treasury stocks and purchases of fractional shares.
	3.	The decrease of 110,675 shares in the number of treasury common stock was due to sales of fractional shares as well as exercise of stock options.

2. Information on stock acquisition rights

Year ended March 31, 2023			Number of shares				Millions of yen
	Details of stock acquisition rights	Type of shares	At the beginning of the fiscal year	Increase	Decrease	At the end of the fiscal year	At the end of the fiscal year	Notes
The Company	Stock acquisition rights as stock options	—	—	—	—	—	¥1,145

Total							¥1,145

3. Information on dividends

(1) Dividends paid in the fiscal year
Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Cash dividends per share	Record date		Effective date
Ordinary General Meeting of Shareholders held on June 29, 2022	Common stock	¥143,936	¥105	March 31, 2022		June 30, 2022
Meeting of the Board of Directors held on November 14, 2022	Common stock	157,690	115	September 30, 2022		December 2, 2022

(2) Dividends to be paid in the next fiscal year
Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 29, 2023	Common stock	¥168,077	Retained earnings	¥125	March 31, 2023	June 30, 2023

Fiscal year ended March 31, 2024

1. Type and number of shares issued and treasury stock

Year ended March 31, 2024	Number of shares
	At the beginning of the fiscal year	Increase	Decrease	At the end of the fiscal year	Notes
Shares issued
Common stock	1,374,691,194	477,890	37,640,000	1,337,529,084	1,2

Total	1,374,691,194	477,890	37,640,000	1,337,529,084

Treasury stock
Common stock	30,070,650	31,228,597	37,711,381	23,587,866	3,4

Total	30,070,650	31,228,597	37,711,381	23,587,866

Notes:	1.	The increase of 477,890 shares in the total number of shares issued was due to issuance of new stocks as stock-based compensation.
	2.	The decrease of 37,640,000 shares in the total number of shares issued was due to cancellation of treasury stock.
	3.	The increase of 31,228,597 shares in the number of treasury common stock consisted of 75,597 shares for the purchase of fractional shares and gratis acquisition of restricted stocks under the Stock Compensation Plans and 31,153,000 shares for the acquisition of treasury stocks.
	4.	The decrease of 37,711,381 shares in the number of treasury common stock consisted of 71,381 shares for sales of fractional shares as well as exercise of stock options, and 37,640,000 shares for cancellation of treasury stocks.

2. Information on stock acquisition rights

Year ended March 31, 2024			Number of shares				Millions of yen
	Details of stock acquisition rights	Type of shares	At the beginning of the fiscal year	Increase	Decrease	At the end of the fiscal year	At the end of the fiscal year	Notes
The Company	Stock acquisition rights as stock options	—	—	—	—	—	¥931

Total							¥931

3. Information on dividends

(1) Dividends paid in the fiscal year
Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Cash dividends per share	Record date		Effective date
Ordinary General Meeting of Shareholders held on June 29, 2023	Common stock	¥168,077	¥125	March 31, 2023		June 30, 2023
Meeting of the Board of Directors held on November 14, 2023	Common stock	180,099	135	September 30, 2023		December 1, 2023

(2) Dividends to be paid in the next fiscal year

Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 27, 2024 (Scheduled to be resolved)	Common stock	¥177,382	Retained earnings	¥135	March 31, 2024	June 28, 2024

(Notes to consolidated statements of cash flows)

*1	The reconciliation of balance of “Cash and cash equivalents” at the end of the fiscal year and the amounts of items stated on the consolidated balance sheets

	Millions of yen
Year ended March 31	2023	2024
Cash and due from banks	¥75,913,960	¥78,143,100

Interest earning deposits with banks (excluding the deposit with the Bank of Japan)	(10,049,711)	(11,762,770)

Cash and cash equivalents	¥65,864,248	¥66,380,330

*2	The major components of assets and liabilities of companies which were excluded from the scope of consolidation by sale of the shares

SMBC Americas Holdings, Inc., a consolidated subsidiary of the company, sold the entire interest in SMBC Rail Services LLC (“SMBC RS”) to ITE Management LP (“ITE”). As a result, SMBC RS was no longer a consolidated subsidiary and its main breakdown of assets and liabilities, as well as the relationship between the sale price of the interest and the income from the sale were as follows.

Year ended March 31, 2024	Millions of yen
Assets	¥464,501
Liabilities	(385,185)
Gains (losses) on sale of shares, etc.	4,568

Selling price of shares	83,884
Accounts receivable	(8,456)
Cash and cash equivalents included in disposed assets of SMBC RS	(3,387)

Income from sale of shares	¥72,040

(Notes to lease transactions)

1. Finance leases

(1)	Lessee side

1)	Lease assets

(a)	Tangible fixed assets

Tangible fixed assets mainly consisted of branches and equipment.

(b)	Intangible fixed assets

Intangible fixed assets were software.

2)	Depreciation method of lease assets

Depreciation method of lease assets is reported in “(Significant accounting policies for preparing consolidated financial statements) 4. Accounting policies (4) Depreciation.”

(2)	Lessor side

1)	Breakdown of lease investment assets

March 31	Millions of yen
	2023	2024
Lease receivables	¥302,063	¥260,831
Residual value	28,278	23,137
Unearned interest income	(104,040)	(76,323)

Total	¥226,302	¥207,645

2)	The scheduled collections of lease payments receivable related to lease investment assets were as follows:

March 31	Millions of yen
	2023	2024
Within 1 year	¥25,559	¥58,350
More than 1 year to 2 years	22,678	36,809
More than 2 years to 3 years	21,939	18,786
More than 3 years to 4 years	36,947	19,545
More than 4 years to 5 years	16,934	11,625
More than 5 years	178,004	115,714

Total	¥302,063	¥260,831

2. Operating leases

(1)	Lessee side

Future minimum lease payments on operating leases which were not cancelable were as follows:

March 31	Millions of yen
	2023	2024
Due within 1 year	¥34,651	¥37,086
Due after 1 year	186,778	184,207

Total	¥221,429	¥221,293

(2)	Lessor side

Future minimum lease payments on operating leases which were not cancelable were as follows:

March 31	Millions of yen
	2023	2024
Due within 1 year	¥35,656	¥201
Due after 1 year	84,358	874

Total	¥120,014	¥1,075

(Notes to financial instruments)

1. Status of financial instruments

(1)	Policies on financial instruments

The Group conducts banking and other financial services such as leasing, securities, consumer finance, system development and information processing. Its banking business includes deposit taking, lending, securities trading and investment, remittance and transfer, foreign exchange, bond subscription agent, trust business, and over-the-counter sales of securities investment trusts and insurance products.

These services entail holding of financial assets such as loans and bills discounted, bonds, and stocks. Meanwhile, the Group raises funds through deposit taking, borrowing, bond offering, etc. Furthermore, it undertakes derivative transactions to meet customers’ hedging needs to control market risk associated with deposit taking and lending (“ALM purposes”), and to make profit on short-term fluctuations in interest rates, foreign exchange rates, etc. (“Trading purposes”). At SMBC, the Company’s major consolidated subsidiary, derivative transactions for the ALM purposes are undertaken by the Treasury Department, the Global Investment Department, and the Portfolio Investment Department of the Treasury Unit, while derivative transactions for the Trading purposes are undertaken by the Trading Department of the Treasury Unit (derivative transactions for both ALM and Trading purposes are undertaken by the Treasury Department, Asia Pacific Division in Asia Pacific region, and the Treasury Department, East Asia Division in East Asia region).

(2)	Details of financial instruments and associated risks

1)	Financial assets

The main financial assets held by the Group include loans to foreign and domestic companies and domestic individuals, and securities such as bonds (government and corporate bonds) and stocks (foreign and domestic stocks), etc. Bonds such as government bonds are held for the ALM purposes, as well as the Trading and held-to-maturity purposes. Stocks are held mainly for strategic investment purposes. These assets expose the Group to credit risk, market risk and liquidity risk. Credit risk is the risk of loss arising from nonperformance of obligations by the borrower or issuer due to factors such as deterioration in the borrower’s/issuer’s financial conditions. Market risk is the risk stemming from fluctuations in interest rates, exchange rates, or share prices. Liquidity risk is the risk arising from difficulty executing transactions in desired quantities at appropriate prices due to low market liquidity. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

2)	Financial liabilities

Financial liabilities of the Group include borrowed money and bonds, etc. in addition to deposits. Deposits mainly comprise deposits of domestic and foreign companies and domestic individuals. Borrowed money and bonds include subordinated borrowings and subordinated bonds with special clause specifying that the repayment order of borrowing or bond subordinates to other borrowings or bonds. Also, financial liabilities, like financial assets, expose the Group to not only market risk but also funding liquidity risk: the risk of the Group not being able to raise funds due to market turmoil, deterioration in the Group’s creditworthiness or other factors. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

3)	Derivative transactions

Derivatives handled by the Group include foreign exchange futures; futures, forwards, swaps and options related to interest rates, currencies, equities, bonds and commodities; and credit and weather derivatives.

Major risks associated with derivatives include market risk, liquidity risk, and credit risk arising from nonperformance of contractual obligations due to deterioration in the counterparty’s financial conditions. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

Hedge accounting is applied to derivative transactions executed for ALM purposes, as necessary. Hedging instruments, hedged items, hedging policy and hedging method to assess the effectiveness of the hedge are described in “(Significant Accounting Policies for Preparing Consolidated Financial Statements), 4. Accounting policies, (17) Hedge accounting.”

(3)	Risk management framework for financial instruments

The fundamental matters on risk management for the entire Group are set forth in “Policies on Comprehensive Risk Management.” The Company’s Management Committee establishes the basic risk management policy for the entire Group, based on the regulations, which is then approved by the Board of Directors. Each Group company has a risk management system based on the characteristics of its particular businesses and in accordance with the basic policy. Furthermore, the Group CRO is established to assess risk management across the Group unitarily and implement appropriate risk management. The Company is sharing information on group-wide risk management and strengthening related systems through the Group CRO Committee, which consists of the Group CRO and risk management representatives from strategically important group companies.

1)	Management of credit risk

All group companies follow the fundamental principles established by the Group to manage credit risk on a group-wide basis. Each Group company must comprehensively manage credit risk according to the nature of its business, and manage credit risk of individual loans and credit portfolios quantitatively and using consistent standards.

(a)	Credit risk management system

At the Group, the Group CRO formulates credit risk management policies each year based on the group-wide basic policies for risk management. Meanwhile, the Credit & Investment Planning Department is responsible for the comprehensive management of credit risk. This department drafts and administers credit risk regulations, including the Group credit policies, manages non-performing loans, and performs other aspects of credit portfolio management. The Company has also established the Credit Risk Committee to serve as a body for deliberating on matters related to group-wide credit portfolios.

At SMBC, the Company’s major consolidated subsidiary, the Credit & Investment Planning Department within the Risk Management Unit furnishes the credit risk management system and is thus responsible for the comprehensive management of credit risk. This department establishes, revises or abolishes credit policies, the internal rating system, credit authority regulations, credit application regulations, and manages non-performing loans and other aspects of credit portfolio management. The department also cooperates with the Corporate Risk Management Department and Risk Management Information Department in quantifying credit risk (risk capital and risk-weighted assets) and controls SMBC’s entire credit risk. Moreover, the Credit & Investment Planning Department works to stabilize SMBC’s overall credit portfolio through selling credit derivatives and loan claims.

The credit department in charge, in cooperation with branches conducts credit risk assessment and manages credit portfolios within each credit department’s jurisdiction. The credit approval authority is determined based on the credit amount and internal grades, while credit departments focus on the analysis and management of customers and transactions with relatively high credit risk. The Credit Administration Department is mainly responsible for formulating and implementing measures to reduce the exposure of non-performing loans of borrowers classified as potentially bankrupt or lower. Through industrial and sector-specific surveys and studies of individual companies, the Corporate Research Department works to form an accurate idea of the condition of major borrower companies and identify those with potentially troubled credit positions at an early stage.

Moreover, the Credit Risk Committee, a cross-departmental consultative body, rounds out SMBC’s oversight system for undertaking flexible and efficient control of credit risks, and ensuring the overall soundness of SMBC’s loan operations.

In addition to these, the Internal Audit Unit, operating independently of the business units, audits asset quality, the accuracy of gradings and self-assessment, and the state of the credit risk management, and reports the results directly to the Management Committee and the Audit Committee.

(b)	Method of credit risk management

The Company properly manages the credit risk inherent in individual loans and the entire portfolio by assessing and quantifying the credit risk of each borrower/loan using the internal rating system. In addition to management of individual loans through credit screening and monitoring, it manages the credit portfolio as described below in order to secure and improve the credit portfolio’s soundness and medium-term profitability.

•	Appropriate risk-taking within capital

To take risks within the acceptable level of capital, the Company sets upper limits for overall risk capital, which is an indicator of the risk appetite reflecting soundness, based on the risk appetite and portfolio plan of each business unit and monitors credit risk capital as a breakdown of overall risk capital.

•	Controlling concentration of risk

Because concentration of credit risk in an industry or corporate group has the potential to impair the Company’s capital significantly, the Company implements measures to prevent excessive concentration of loan in a single industry and to control large exposure to individual borrowers by setting maximum loan amounts and conducting loan reviews thoroughly. To manage country risk, the Company also has credit limit guidelines based on each country’s creditworthiness.

•	Researching borrowers more rigorously and balancing risk and returns

The Group rigorously researches borrower companies’ actual conditions. The Group runs credit operations on the basic principle of earning returns that are commensurate with the credit risk involved, and makes every effort to reduce credit and capital costs as well as general and administrative expenses.

•	Preventing and reducing non-performing loans

On non-performing loans and potential non-performing loans, the Company carries out regular loan reviews to clarify handling policies and action plans, enabling it to swiftly implement measures to prevent deterioration of borrowers’ business situations, support business recoveries, collect on loans, and enhance loan security.

In regard to financial products, such as investments in certain funds, securitized products, and credit derivatives, that bear indirect risk arising from underlying assets such as bonds and loan obligations are considered to be exposed to both credit risk from the underlying assets as well as “market risk” and “liquidity risk” that arise from their trading as financial products. This is referred to as marketable credit risk. For these types of products, the Company manages credit risk by analyzing and assessing the characteristics of the underlying assets, but, for the sake of complete risk management, the Company also applies the methods for management of market and liquidity risks. In addition, the Company has established guidelines based on the characteristics of these types of risks and appropriately manages the risk of losses.

In regard to credit risk of derivative transactions, the potential exposure based on the market price is regularly calculated and properly managed. When the counterparty is a financial institution with which the Company frequently conducts derivative transactions, measures such as a close-out netting provision, which provide offsetting credit exposures between two parties in a single net payment from one party to the other in case of bankruptcy or other default event, are implemented to reduce credit risk.

2)	Management of market and liquidity risks

The Company manages market and liquidity risks across the entire Group by setting allowable risk limits; ensuring the transparency of the risk management process; and clearly separating front-office, middle-office, and back-office operations for a highly efficient system of mutual checks and balances.

(a)	Market and liquidity risk management systems

In accordance with the basic risk management policy for the entire Group decided upon by the Management Committee, the Company determines important matters relating to the management of market and liquidity risks, such as basic policies and risk limits, in order to manage these risks. The ALM Committee meets four times a year, in principle, to report on the state of market and liquidity risk management and to discuss ALM operation policies. The Corporate Risk Management Department and Risk Management Information Department, which are independent from the business units that directly handle market transactions, manage market and liquidity risks in an integrated manner. These departments not only monitor the current risk situations but also report regularly to the Management Committee and the Audit Committee. Furthermore, the ALM Committee at SMBC, the Company’s major consolidated subsidiary, meets on a monthly basis to examine reports on the state of observance of limits on market and liquidity risks and to discuss ALM operation policies.

In addition, the Internal Audit Department, which is independent of other departments, periodically performs comprehensive internal audits to verify that the risk management framework is properly functioning and reports the audit results to the Management Committee and the Audit Committee.

(b)	Market and liquidity risk management methodology

•	Market risk management

The Company manages market risk by setting maximum loss and VaR (value at risk: maximum potential loss that may be incurred to a specific financial instrument for a given probability) within the market risk capital limit, which is set taking into account stockholders’ equity and other factors in accordance with the market transaction policies.

The Company uses the historical simulation method (a method for estimating the maximum loss by running simulations of changes in profit and loss on market fluctuations scenarios based on historical data) to measure VaR. Regarding banking activities (activities for generating profit through management of interest rates, terms, and other aspects such as loans and bonds in assets, deposits in liabilities) and trading activities (activities for generating profit by taking advantage of short-term fluctuations in market values and differences in value among markets), the Company calculates the maximum loss that may occur as a result of market fluctuations in 1 day with a probability of 1% based on 4 years of historical observation. With regard to the holding of shares (such as listed shares) for the purpose of strategic investment, the Company calculates the maximum loss that may occur as a result of market fluctuations in 1 year with a probability of 1% based on 10 years of historical observation.

Regarding risks associated with foreign exchange rates, interest rates, equity risk, option prices and other market risk factors, the Company manages such risks by setting a maximum limit on the indicator suited for each market risk factor such as BPV (basis point value: denotes the change in fair value of a financial instrument resulting from a 0.01 percentage-point change in the yield).

•	Quantitative information on market risks

As of March 31, 2024, total VaR of SMBC and its major consolidated subsidiaries was ¥95.1 billion for the banking activities, ¥40.0 billion for the trading activities and ¥1,567.2 billion for the holding of shares (such as listed shares) for the purpose of strategic investment.

However, it should be noted that these figures are statistical figures that change according to changes in assumptions and calculation methods, and may not cover the risk of future market conditions fluctuating drastically compared to market fluctuations of the past.

•	Liquidity risk management

The Company manages liquidity risk based on the framework of “setting risk appetite measures” and “establishing contingency plans.” Risk appetite measures are quantitative benchmarks that select the types and indicate the levels of risk that the Company is willing to take on or tolerate. As an example, the Company sets a lower limit on the number of days over which cash flows could be maintained under the stress conditions such as deposit outflow, so as to secure funding sources that do not fall below the benchmark to avoid excessive reliance on short term funding. In addition, the Company develops contingency plans consisting of instructions, reporting lines and action plans in case of emergency.

Moreover, to manage the liquidity risk of marketable instruments, derivative transactions, etc., the Company has trading limits for each business office classified by currency, instrument, transaction period, etc. As for financial futures, etc., risks are managed by restricting positions to within a certain percentage of open interest in the entire market.

(4)	Supplementary explanations about matters concerning fair value of financial instruments

Fair values of financial instruments have been calculated using certain assumptions, and may differ if calculated based on different assumptions.

2. Matters concerning fair value of financial instruments and breakdown by input level

The amounts on the consolidated balance sheet, the fair value of financial instruments as well as the difference between them by input level are as follows.

The amounts shown in the following tables do not include stocks with no market price, etc., and investments in partnerships (refer to Note 3).

The fair values of financial instruments are classified into the following three levels depending on the observability and significance of the input used in the fair value measurement.

Level 1: Fair value determined based on the (unadjusted) quoted price in an active market for the same asset or liability

Level 2: Fair value determined based on directly or indirectly observable inputs other than Level 1 inputs

Level 3: Fair value determined based on significant unobservable inputs

If multiple inputs with a significant impact are used for the fair value measurement of a financial instrument, the financial instrument is classified to the lowest priority level of fair value measurement in which each input belongs.

(1) Financial assets and liabilities at fair value on the consolidated balance sheets

	Millions of yen
	Consolidated balance sheet amount
March 31, 2023	Level 1	Level 2	Level 3	Total
Monetary claims bought	¥—	¥100,379	¥465,157	¥565,537
Trading assets
Securities classified as trading purposes	3,989,898	491,157	15,121	4,496,177
Money held in trust	—	12,957	—	12,957
Securities
Other securities *1	20,866,081	10,212,040	25,725	31,103,847
Stocks	3,169,256	778	—	3,170,035
Japanese government bonds	9,576,298	—	—	9,576,298
Japanese local government bonds	1,041,285	46,339	—	1,087,625
Japanese short-term bonds	—	124,994	—	124,994
Japanese corporate bonds	—	2,363,868	24,703	2,388,572
Foreign stocks	904,834	15,692	—	920,526
Foreign bonds	5,802,603	7,277,909	1,021	13,081,534
Other	371,803	382,457	—	754,260

Total assets	¥24,855,980	¥10,816,535	¥506,004	¥36,178,520

Trading liabilities
Trading securities sold for short sales	¥3,189,556	¥97,590	¥—	¥3,287,146

Total liabilities	¥3,189,556	¥97,590	¥—	¥3,287,146

Derivative transactions *2, 3
Interest rate derivatives	¥218,391	¥(1,874,557)	¥2,460	¥(1,653,705)
Currency derivatives	2,955	(61,220)	13,799	(44,466)
Equity derivatives	(14,380)	12,940	37,055	35,616
Bond derivatives	(282)	(355)	—	(637)
Commodity derivatives	(839)	1,893	—	1,053
Credit derivative transactions	—	(2,714)	3,683	969

Total derivative transactions	¥205,845	¥(1,924,014)	¥56,999	¥(1,661,170)

*1	The amounts of investment trusts that fall under the classification of Other securities are included in “Other” in the table above.
*2

The amounts collectively represent the derivative transactions which are recorded as “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with net debt presented in round brackets.

*3	As for derivative transactions applying hedge accounting, ¥(1,342,931) million was recorded on the consolidated balance sheet.

These were interest rate swap and other derivative transactions designated as hedging instruments for stabilizing cash flows of loans and bills discounted, etc., that are hedged items. The Company has mainly applied deferred hedge accounting for those derivative transactions. For these hedging relationships, the Company has applied “Practical Solution on the Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR” (PITF No.40, March 17, 2022).

	Millions of yen
	Consolidated balance sheet amount
March 31, 2024	Level 1	Level 2	Level 3	Total
Monetary claims bought	¥—	¥148,431	¥419,099	¥567,531
Trading assets
Securities classified as trading purposes	5,357,173	1,108,487	20,637	6,486,298
Money held in trust	—	23,751	—	23,751
Securities
Other securities *1	21,346,595	13,081,892	12,976	34,441,465
Stocks	3,931,285	808	—	3,932,093
Japanese government bonds	7,547,376	—	—	7,547,376
Japanese local government bonds	1,008,686	44,645	—	1,053,332
Japanese short-term bonds	—	19,998	—	19,998
Japanese corporate bonds	—	2,127,843	11,833	2,139,676
Foreign stocks	1,218,749	140,146	—	1,358,895
Foreign bonds	7,037,027	9,798,045	1,143	16,836,216
Other	603,470	950,404	—	1,553,875

Total assets	¥26,703,769	¥14,362,563	¥452,714	¥41,519,046

Trading liabilities
Trading securities sold for short sales	¥4,632,372	¥288,942	¥—	¥4,921,315

Total liabilities	¥4,632,372	¥288,942	¥—	¥4,921,315

Derivative transactions *2, 3
Interest rate derivatives	¥(2,890)	¥(1,259,271)	¥3,026	¥(1,259,135)
Currency derivatives	10,939	(409,453)	14,756	(383,757)
Equity derivatives	(25,079)	(73,014)	7,043	(91,049)
Bond derivatives	652	(36)	—	615
Commodity derivatives	170	738	—	909
Credit derivative transactions	—	(8,996)	1,772	(7,223)

Total derivative transactions	¥(16,207)	¥(1,750,034)	¥26,599	¥(1,739,642)

*1	The amounts of investment trusts that fall under the classification of Other securities are included in “Other” in the table above.
*2

The amounts collectively represent the derivative transactions which are recorded as “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with net debt presented in round brackets.

*3	As for derivative transactions applying hedge accounting, ¥(2,124,792) million was recorded on the consolidated balance sheet.

These were interest rate swap and other derivative transactions designated as hedging instruments for stabilizing cash flows of loans and bills discounted, etc., that are hedged items. The Company has mainly applied deferred hedge accounting for those derivative transactions. For these hedging relationships, the Company has applied “Practical Solution on the Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR” (PITF No.40, March 17, 2022).

(2) Financial assets and liabilities which are not stated at fair value on the consolidated balance sheets

Cash and due from banks, Call loans and bills bought, Receivables under resale agreements, Receivables under securities borrowing transactions, Foreign exchanges, Call money and bills sold, Payable under repurchase agreements, Payable under securities lending transactions, Commercial papers, and Short-term bonds payable is not disclosed in the following tables since they are mostly short-term, and their fair values approximate their carrying amounts in the fiscal year ended March 31, 2023.

In addition to the above categories, Due to trust account is not also disclosed in the following tables for the same reasons in the fiscal year ended March 31, 2024.

	Millions of yen
	Fair value				Consolidated balance sheet amount	Difference
March 31, 2023	Level 1	Level 2	Level 3	Total
Monetary claims bought*	¥—	¥—	¥5,040,361	¥5,040,361	¥4,991,100	¥49,260
Securities
Bonds classified as held-to-maturity	165,207	—	—	165,207	165,592	(384)
Loans and bills discounted					98,404,137
Reserve for possible loan losses*					(469,205)

	—	1,327	99,490,120	99,491,448	97,934,932	1,556,516

Lease receivables and investment assets*	—	—	220,569	220,569	226,071	(5,501)

Total assets	¥165,207	¥1,327	¥104,751,051	¥104,917,586	¥103,317,696	¥1,599,890

Deposits	¥—	¥158,621,121	¥—	¥158,621,121	¥158,770,253	¥(149,132)
Negotiable certificates of deposit	—	12,890,164	—	12,890,164	13,025,555	(135,391)
Borrowed money	—	13,584,986	—	13,584,986	13,674,830	(89,843)
Bonds	—	8,881,789	761,932	9,643,721	10,365,003	(721,282)
Due to trust account	—	2,366,787	—	2,366,787	2,413,464	(46,676)

Total liabilities	¥—	¥196,344,849	¥761,932	¥197,106,781	¥198,249,107	¥(1,142,325)

*

General reserves and special reserves corresponding to loans were deducted. The reserves for possible loan losses on “Monetary claims bought” and “Lease receivables and investment assets” were deducted directly from consolidated balance sheet amount since they were immaterial.

	Millions of yen
	Fair value				Consolidated balance sheet amount	Difference
March 31, 2024	Level 1	Level 2	Level 3	Total
Monetary claims bought*	¥—	¥—	¥5,603,840	¥5,603,840	¥5,531,310	¥72,530
Securities
Bonds classified as held-to-maturity	219,713	12,975	—	232,689	234,095	(1,405)
Loans and bills discounted					107,013,907
Reserve for possible loan losses*					(504,517)

	—	—	108,117,513	108,117,513	106,509,389	1,608,123

Lease receivables and investment assets*	—	—	201,626	201,626	206,846	(5,219)

Total assets	¥219,713	¥12,975	¥113,922,980	¥114,155,669	¥112,481,641	¥1,674,028

Deposits	¥—	¥164,841,513	¥—	¥164,841,513	¥164,839,357	¥2,155
Negotiable certificates of deposit	—	14,673,314	—	14,673,314	14,672,275	1,038
Borrowed money	—	14,615,436	20,424	14,635,861	14,705,266	(69,405)
Bonds	—	11,353,650	1,191,034	12,544,684	13,120,274	(575,590)

Total liabilities	¥—	¥205,483,914	¥1,211,458	¥206,695,373	¥207,337,174	¥(641,801)

*

General reserves and special reserves corresponding to loans were deducted. The reserves for possible loan losses on “Monetary claims bought” and “Lease receivables and investment assets” were deducted directly from consolidated balance sheet amount since they were immaterial.

(Note 1) Description of the valuation techniques and inputs used to measure fair value

Assets

Monetary claims bought

The fair values of subordinated trust beneficiary interests related to securitized housing loans among monetary claims bought are determined by estimating future cash flows using the probability of default, loss given default and prepayment rate, and assessing the value by deducting the value of senior beneficial interests, etc. from the value of underlying housing loans. The fair values of other transactions are, in principle, based on methods similar to the methods applied to Loans and bills discounted.

These transactions are mainly classified into Level 3.

Trading assets

The fair values of bonds and other securities held for trading purposes are, in principle, based on their market prices as of the consolidated balance sheet date. The fair values of such bonds and other securities are mainly classified into Level 1 depending on the level of market activity. When fair value is determined based on either the prices quoted by the financial institutions, or future cash flows discounted using observable inputs such as interests, spreads, and others, they are classified into Level 2.

Money held in trust

The fair values of money held in trust are, in principle, fair values of securities in trust property calculated by the same method for securities that the Company owns. They are classified into Level 2.

Securities

In principle, the fair values of stocks (including foreign stocks and listed investment trusts) are based on the market price as of the consolidated balance sheet date. They are mainly classified into Level 1 depending on the level of market activity. The fair values of securities with market prices other than stocks are based on the market price as of the consolidated balance sheet date. Japanese Government bonds, etc., are mainly classified into Level 1 and other bonds are classified into Level 2.

The fair values of privately-placed bonds with no market prices are based on the present value of estimated future cash flows, taking into account the borrower’s probability of default, loss given default, etc. Those present values are discounted by a rate comprising a risk-free interest rate with certain adjustments. However, the fair values of bonds, such as privately-placed bonds issued by bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers are based on the bond’s book value after the deduction of the expected amount of a loss on the bond computed by using the same method applied to the estimation of a loan loss. The fair values of investment trusts with no market prices are based on the net asset value.

These transactions are mainly classified into Level 2.

Loans and bills discounted, and Lease receivables and investment assets

Of these transactions, considering the characteristics of these transactions, the fair values of overdrafts with no specified repayment dates are based on their book values as they are considered to approximate their fair values.

For short-term transactions, the fair values are also based on their book values as they are considered to approximate their fair values.

The fair values of long-term transactions are, in principle, based on the present value of estimated future cash flows taking into account the borrower’s probability of default, loss given default, etc. Those present values are discounted by a rate comprising a risk-free interest rate with certain adjustments. At certain consolidated subsidiaries of the Company, the fair values are calculated based on the present values of estimated future cash flows, which are computed based on the contractual interest rate. Those present values are discounted by a rate comprising a risk-free rate and a credit risk premium.

Regarding claims on bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers, expected losses on such claims are calculated based on either the expected recoverable amount from disposal of collateral or guarantees, or the present value of expected future cash flows. Since the claims’ consolidated balance sheet amounts minus the expected amount of loan losses approximate their fair values, such amounts are considered to be their fair values.

These transactions are mainly classified into Level 3.

Liabilities

Trading liabilities

The fair values of bonds sold for short sales and other securities for trading purposes are, in principle, based on their market prices as of the consolidated balance sheet date. They are mainly classified into Level 1.

Deposits, Negotiable certificates of deposit, and Due to trust account

Out of these transactions, the fair values of demand deposits and deposits without maturity are their book values. The fair values of transactions with a short-term remaining maturity are also their book values, as their book values are regarded to approximate their fair values. The fair values of transactions with a long-term remaining maturity are, in principle, based on the present value of estimated future cash flows discounted by the interest rate assuming that the same type of deposit is newly accepted until the end of the remaining maturity.

The fair values of borrowings from the trust account related to covered bond issued by the trust account are based on the amount calculated in accordance with the price quoted by industry associations, etc.

These transactions are classified into Level 2.

Borrowed money and Bonds

The fair values of short-term transactions are based on their book values, as their book values are considered to approximate their fair values. For long-term transactions, their fair values are based on the present value of estimated future cash flows calculated using the refinancing rate applied to the same type of instruments for the remaining maturity.

For transactions with the price quoted by industry associations, etc., fair value is based on the amount calculated by using the published price data, yield data, etc.

These transactions are mainly classified into Level 2.

Derivative transactions

The fair values of listed derivatives are based on their closing prices. The fair values of over-the-counter derivative transactions are based on the discounted present value of the future cash flows, option valuation models, etc., using inputs such as interest rate, foreign exchange rate, stock price, commodity price, etc.

Over-the-counter derivative transactions take into account the counterparty’s and the Company’s credit risks, and the liquidity risks of the unsecured lending funds. Listed derivative transactions are mainly classified into Level 1. Over-the-counter derivative transactions are classified into Level 2 if observable inputs are available or impact of unobservable inputs to the fair values is not significant. If impact of unobservable inputs to the fair values is significant, they are classified into Level 3.

(Note 2)	Quantitative information about financial assets and liabilities measured and stated on the consolidated balance sheet at fair value and classified in Level 3

1)	Quantitative information on significant unobservable inputs

March 31, 2023	Valuation technique	Significant unobservable inputs	Range
Monetary claims bought	Discounted cash flow	Probability of default	0.1%	—	100.0%
		Loss given default	0.0%	—	51.3%
		Prepayment rate	2.0%	—	7.0%
Trading assets:
Securities classified as trading purposes	Option valuation model	Equity volatility	25.4%	—	62.8%
Securities:
Japanese corporate bonds	Discounted cash flow	Probability of default	7.8%	—	100.0%
		Loss given default	0.0%	—	50.0%
Foreign bonds	Discounted cash flow	Probability of default	100.0%
		Loss given default	32.1%	—	78.0%

Derivative transactions:
Interest rate derivatives	Option valuation model	Correlation between interest rates	26.3%	—	62.9%
		Correlation between interest rates and foreign exchange rates	5.5%	—	41.6%
Currency derivatives	Option valuation model	Correlation between interest rates	28.7%	—	99.2%
		Correlation between interest rates and foreign exchange rates	9.5%	—	49.8%
		Foreign exchange rate volatility	12.2%	—	17.1%
Equity derivatives	Option valuation model	Correlation between equities	47.3%	—	93.5%
		Correlation between foreign exchange rates and equities	(0.5)%	—	24.6%
		Equity volatility	12.0%	—	70.3%
Credit derivatives	Credit default model	Correlation between foreign exchange rates and CDS* spread	15.0%	—	25.0%

*	Credit Default Swap

March 31, 2024	Valuation technique	Significant unobservable inputs	Range
Monetary claims bought	Discounted cash flow	Probability of default	0.1%	—	100.0%
		Loss given default	0.0%	—	51.2%
		Prepayment rate	2.0%	—	6.5%
Trading assets:
Securities classified as trading purposes	Option valuation model	Equity volatility	42.7%	—	45.6%
Securities:
Japanese corporate bonds	Discounted cash flow	Probability of default	7.6%	—	100.0%
		Loss given default	0.0%	—	40.0%
Foreign bonds	Discounted cash flow	Probability of default	100.0%
		Loss given default	28.9%	—	76.0%
Derivative transactions:
Interest rate derivatives	Option valuation model	Correlation between interest rates	31.3%	—	99.4%
		Correlation between interest rates and foreign exchange rates	10.6%	—	48.6%
Currency derivatives	Option valuation model	Correlation between interest rates	25.7%	—	99.4%
		Correlation between interest rates and foreign exchange rate	6.6%	—	48.8%
		Foreign exchange rate volatility	7.0%	—	12.7%
Equity derivatives	Option valuation model	Correlation between equities	42.2%	—	78.4%
		Correlation between foreign exchange rates and equities	(6.1)%	—	15.7%
		Equity volatility	16.6%	—	65.8%
Credit derivatives	Credit default model	Correlation between foreign exchange rates and CDS* spread	17.5%	—	30.0%

*	Credit Default Swap

2)	Reconciliation between the beginning and ending balance, and net unrealized gains (losses) recognized in the earnings of the period

March 31, 2023	Millions of yen
	Beginning balance	Earnings of the period*1	Other comprehensive income*2	Net amount of purchase, sale, issuance and settlement	Transfer to Level 3*3	Transfer from Level 3*4	Ending balance	Net unrealized gains (losses) on financial assets and liabilities held at consolidated balance sheet date among the amount recognized in the earnings of the period
Monetary claims bought	¥453,676	¥(10,817)	¥(35,036)	¥57,334	¥—	¥—	¥465,157	¥—
Trading assets	2,953	1,301	—	10,497	367	(0)	15,121	336
Securities
Other securities	38,988	1,256	(50)	(13,124)	4,771	(6,115)	25,725	715
Japanese corporate bonds	37,949	1,135	(50)	(12,985)	4,771	(6,115)	24,703	889
Foreign bonds	1,038	121	—	(138)	—	—	1,021	(174)
Derivative transactions
Interest rate	1,505	195	—	759	—	—	2,460	163
Currency	14,851	4,470	—	—	—	(5,522)	13,799	4,450
Equity	70,501	(29,965)	—	(3,480)	—	—	37,055	17,772
Bond	—	(554)	—	554	—	—	—	—
Credit derivative	3,141	542	—	—	—	—	3,683	647

Total	¥585,618	¥(33,571)	¥(35,086)	¥52,542	¥5,139	¥(11,637)	¥563,003	¥24,086

*1	The amounts shown in the table above are included in consolidated statements of income.
*2	The amounts shown in the table above are included in “Net unrealized gains (losses) on other securities” under “Other comprehensive income (losses).”
*3

Transfer from Level 2 to Level 3 due in part to an increase in the impact on the fair value of unobservable inputs for privately-placed bonds etc. The transfer was made at the beginning of the fiscal year ended March 31, 2023.

*4

Transfer from Level 3 to Level 2 due in part to a decrease in the impact on the fair value of unobservable inputs for derivatives and privately-placed bonds etc. The transfer was made at the beginning of the fiscal year ended March 31, 2023.

	Millions of yen
March 31, 2024	Beginning balance	Earnings of the period*1	Other comprehensive income*2	Net amount of purchase, sale, issuance and settlement	Transfer to Level 3*3	Transfer from Level 3*4	Ending balance	Net unrealized gains (losses) on financial assets and liabilities held at consolidated balance sheet date among the amount recognized in the earnings of the period
Monetary claims bought	¥465,157	¥(10,355)	¥4,426	¥(40,129)	¥—	¥—	¥419,099	¥—
Trading assets	15,121	998	—	806	3,710	—	20,637	(76)
Securities
Other securities	25,725	1,054	(143)	(8,020)	1,165	(6,805)	12,976	254
Japanese corporate bonds	24,703	974	333	(8,539)	1,165	(6,805)	11,833	638
Foreign bonds	1,021	80	(476)	518	—	—	1,143	(384)
Derivative transactions
Interest rate	2,460	501	—	64	—	—	3,026	565
Currency	13,799	993	—	(35)	—	—	14,756	999
Equity	37,055	(25,762)	—	(4,249)	—	—	7,043	5,049
Bond	—	(2,137)	—	2,137	—	—	—	—
Credit derivative	3,683	(1,911)	—	—	—	—	1,772	(1,868)

Total	¥563,003	¥(36,617)	¥4,283	¥(49,427)	¥4,876	¥(6,805)	¥479,313	¥4,924

*1	The amounts shown in the table above are included in consolidated statements of income.
*2	The amounts shown in the table above are included in “Net unrealized gains (losses) on other securities” under “Other comprehensive income (losses).”
*3

Transfer from Level 2 to Level 3 due in part to an increase in the impact on the fair value of unobservable inputs for privately-placed bonds etc. The transfer was made at the beginning of the fiscal year ended March 31, 2024.

*4

Transfer from Level 3 to Level 2 due in part to a decrease in the impact on the fair value of unobservable inputs for derivatives and privately-placed bonds etc. The transfer was made at the beginning of the fiscal year ended March 31, 2024.

3)	Description of the fair value valuation process

At the Group, the middle division establishes policies and procedures for the calculation of fair value, and the front division develops valuation models in accordance with such policies and procedures. The middle division verifies the reasonableness of the fair value valuation models, the inputs used, and the appropriateness of the classified fair value level of the calculated fair value.

Observable data is utilized as much as possible for the valuation model. If quoted prices obtained from third parties are used, those values are verified by comparison with results recalculated by the Group using the inputs for the valuation.

4)	Description of the sensitivity of the fair value to changes in significant unobservable inputs

Probability of default

Probability of default represents the likelihood that the default will occur, and is calculated based on actual defaults in the past. A significant increase (decrease) in the default rate would result in a significant decrease (increase) in fair value.

Loss given default

Loss given default is the proportion of estimated losses in the event that default occurs to the total balance of bonds or loans and bills discounted, and is calculated based on actual defaults in the past. A significant increase (decrease) in loss given default would result in a significant decrease (increase) in fair value.

Prepayment rate

Prepayment rate is the proportion of the principal of securities that is expected to be paid before maturity in each period, and is calculated based on actual payment in the past. In general, a significant change in the prepayment rate would result in a significant decrease (increase) in fair value according to the contractual terms and conditions of financial instruments.

Volatility

Volatility is an indicator that represents the estimation of severity of change over a certain period in values of inputs and market values. Volatility is estimated based on actual results in the past, information derived from third parties and other analysis approach. Volatility is mainly used in valuation of derivatives that refer to potential changes of interest rate, foreign exchange rate, stock price, etc. In general, a significant increase (decrease) in volatility would result in a significant increase (decrease) in fair value.

Correlation

Correlation is an indicator of the relationship between changes in variables such as interest rate, foreign exchange rate, Credit Default Swap (CDS) spread, and stock price. It is estimated based on actual past results and is mainly used in valuation techniques for complex derivatives, etc. In general, a significant change in correlation would generally result in a significant increase (decrease) in fair value according to the contractual terms and conditions of financial instruments.

(Note 3)

Consolidated balance sheet amounts of stocks with no market prices, etc. and investments in partnership, etc. are as follows. In accordance with Paragraph 5 of the “Implementation Guidance on Disclosures about Fair Value of Financial Instruments” (ASBJ Guidance No.19, March 31, 2020) and Paragraph 24-16 of “Guidance for Application of Fair Value Measurement” (ASBJ Guidance No.31, June 17, 2021), these amounts are not included in “Trading assets” and “Securities” stated on the tables disclosed in “Matters concerning fair value of financial instruments and breakdown by input level.”

March 31	Millions of yen
	2023	2024
Stocks with no market prices, etc.*1, 2	¥230,625	¥251,904
Investments in partnership, etc.*2	364,464	450,838

Total	¥595,089	¥702,743

*1	Unlisted stocks are included in stocks with no market prices, etc.
*2	Unlisted stocks and investments in partnership totaling ¥26,475 million and ¥25,019 million were written-off in the fiscal year ended March 31, 2023 and 2024, respectively.

(Note 4) Redemption schedule of monetary claims and securities with maturities

	Millions of yen
March 31, 2023	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Monetary claims bought*1	¥4,087,830	¥824,019	¥381,543	¥239,232
Securities	9,840,565	10,025,264	3,797,458	3,864,596
Bonds classified as held-to-maturity	—	143,384	22,300	—
Japanese government bonds	—	72,600	—	—
Japanese local government bonds	—	70,784	22,300	—
Japanese corporate bonds	—	—	—	—
Other	—	—	—	—
Other securities with maturity	9,840,565	9,881,880	3,775,158	3,864,596
Japanese government bonds	5,904,790	3,228,000	90,200	354,800
Japanese local government bonds	17,990	283,069	794,153	10,937
Japanese corporate bonds	143,938	1,305,969	510,766	432,315
Other	3,773,846	5,064,842	2,380,037	3,066,543
Loans and bills discounted*1, 2	24,562,475	44,216,848	13,858,668	7,418,113
Lease receivables and investment assets	13,771	69,209	67,920	47,122

Total	¥38,504,642	¥55,135,341	¥18,105,590	¥11,569,064

*1

The amounts shown in the table above do not include amounts for claims, such as claims on bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers for which redemption is unlikely. The amounts for such claims are Monetary claims bought: ¥400 million, Loans and bills discounted: ¥454,916 million.

*2	Loans and bills discounted without the maturity dates are not included. Such amount is totaled to ¥7,923,352 million.

	Millions of yen
March 31, 2024	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Monetary claims bought*1	¥4,564,009	¥838,286	¥469,578	¥208,663
Securities	11,081,816	9,651,500	3,399,458	5,213,250
Bonds classified as held-to-maturity	—	211,913	22,300	—
Japanese government bonds	—	78,600	—	—
Japanese local government bonds	—	120,313	22,300	—
Japanese corporate bonds	—	13,000	—	—
Other	—	—	—	—
Other securities with maturity	11,081,816	9,439,587	3,377,158	5,213,250
Japanese government bonds	5,794,350	1,325,800	120,200	338,500
Japanese local government bonds	71,280	266,144	727,745	10,289
Japanese corporate bonds	175,681	1,083,055	508,929	392,039
Other	5,040,505	6,764,588	2,020,282	4,472,421
Loans and bills discounted*1, 2	28,370,239	48,872,013	14,340,855	7,270,408
Lease receivables and investment assets	44,969	68,345	39,619	31,574

Total	¥44,061,034	¥59,430,145	¥18,249,512	¥12,723,896

*1

The amounts shown in the table above do not include amounts for claims, such as claims on bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers for which redemption is unlikely. The amounts for such claims are Monetary claims bought: ¥448 million, Loans and bills discounted: ¥514,364 million.

*2	Loans and bills discounted without the maturity dates are not included. Such amount is totaled to ¥7,942,066 million.

(Note 5) Repayment schedule of bonds, borrowed money and other interest-bearing debts

	Millions of yen
March 31, 2023	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Deposits*	¥154,749,324	¥3,128,781	¥467,217	¥424,930
Negotiable certificates of deposit	12,496,330	529,225	—	—
Borrowed money	2,716,645	9,928,178	633,849	396,157
Bonds	1,009,181	5,344,531	2,410,071	1,600,928
Due to trust account	1,842,674	461,477	109,312	—

Total	¥172,814,155	¥19,392,193	¥3,620,451	¥2,422,016

*	Demand deposits are included in “Within 1 year.” “ Deposits” include current deposits.

	Millions of yen
March 31, 2024	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Deposits*	¥160,644,730	¥3,073,876	¥710,623	¥410,127
Negotiable certificates of deposit	14,034,606	593,317	44,352	—
Borrowed money	6,606,072	7,102,115	659,210	337,867
Bonds	1,572,414	6,164,318	2,866,968	2,515,164

Total	¥182,857,824	¥16,933,628	¥4,281,154	¥3,263,159

*	Demand deposits are included in “Within 1 year.” “ Deposits” include current deposits.

(Notes to securities)

The amounts shown in the following tables include trading securities and short-term bonds classified as “Trading assets,” negotiable certificates of deposit classified as “Cash and due from banks,” and beneficiary claims on loan trust classified as “Monetary claims bought,” in addition to “Securities” stated in the consolidated balance sheets.

1.	Securities classified as trading purposes

	Millions of yen
March 31	2023	2024
Valuation gains (losses) included in the earnings for the fiscal year	¥ 18,655	¥20,744

2.	Bonds classified as held-to-maturity

		Millions of yen
March 31, 2023		Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds with unrealized gains:	Japanese government bonds	¥4,995	¥4,997	¥1
	Japanese local government bonds	28,744	28,857	113
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	33,739	33,854	114

Bonds with unrealized losses:	Japanese government bonds	67,553	67,521	(31)
	Japanese local government bonds	64,299	63,831	(467)
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	131,852	131,352	(499)

Total		¥165,592	¥165,207	¥(384)

		Millions of yen
March 31, 2024		Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds with unrealized gains:	Japanese government bonds	¥—	¥—	¥—
	Japanese local government bonds	17,000	17,027	27
	Japanese corporate bonds	7,985	8,000	14
	Other	—	—	—

	Subtotal	24,985	25,027	41

Bonds with unrealized losses:	Japanese government bonds	78,561	78,095	(466)
	Japanese local government bonds	125,557	124,591	(965)
	Japanese corporate bonds	4,991	4,975	(15)
	Other	—	—	—

	Subtotal	209,109	207,661	(1,447)

Total		¥234,095	¥232,689	¥(1,405)

3.	Other securities

		Millions of yen
March 31, 2023		Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other securities with unrealized gains:	Stocks	¥2,982,508	¥1,009,921	¥1,972,586
	Bonds	6,093,490	6,079,646	13,844
	Japanese government bonds	4,938,689	4,936,506	2,182
	Japanese local government bonds	4,110	4,105	4
	Japanese corporate bonds	1,150,691	1,139,033	11,657
	Other	5,339,709	4,531,527	808,182

	Subtotal	14,415,708	11,621,095	2,794,613

Other securities with unrealized losses:	Stocks	187,526	215,345	(27,818)
	Bonds	7,083,999	7,162,050	(78,051)
	Japanese government bonds	4,637,608	4,676,224	(38,615)
	Japanese local government bonds	1,083,514	1,102,772	(19,257)
	Japanese corporate bonds	1,362,876	1,383,054	(20,178)
	Other	10,185,003	10,958,599	(773,595)

	Subtotal	17,456,530	18,335,995	(879,465)

Total		¥31,872,239	¥29,957,091	¥1,915,148

Note:	There were no net unrealized gains (losses) on other securities shown above for the fiscal year ended March 31, 2023 recognized in the earnings by applying fair value hedge accounting.

		Millions of yen
March 31, 2024		Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other securities with unrealized gains:	Stocks	¥3,914,439	¥1,072,500	¥2,841,938
	Bonds	896,018	887,753	8,264
	Japanese government bonds	19,772	19,697	74
	Japanese local government bonds	98	97	0
	Japanese corporate bonds	876,147	867,958	8,188
	Other	8,600,292	7,175,779	1,424,513

	Subtotal	13,410,750	9,136,033	4,274,716

Other securities with unrealized losses:	Stocks	17,654	22,575	(4,921)
	Bonds	9,864,365	9,972,771	(108,405)
	Japanese government bonds	7,527,604	7,582,503	(54,898)
	Japanese local government bonds	1,053,233	1,075,795	(22,561)
	Japanese corporate bonds	1,283,527	1,314,472	(30,944)
	Other	12,148,377	12,916,672	(768,294)

	Subtotal	22,030,397	22,912,018	(881,621)

Total		¥35,441,147	¥32,048,052	¥3,393,095

Note:	There were no net unrealized gains (losses) on other securities shown above for the fiscal year ended March 31, 2024 recognized in the earnings by applying fair value hedge accounting.

4.	Held-to-maturity bonds sold during the fiscal year

Fiscal year ended March 31, 2023

There were no corresponding transactions.

Fiscal year ended March 31, 2024

There were no corresponding transactions.

5.	Other securities sold during the fiscal year

	Millions of yen
Year ended March 31, 2023	Sales amount	Gains on sales	Losses on sales
Stocks	¥198,322	¥133,565	¥(1,893)
Bonds	7,804,179	6,858	(23,730)
Japanese government bonds	7,556,122	6,643	(22,619)
Japanese local government bonds	131,726	28	(1,106)
Japanese corporate bonds	116,329	186	(4)
Other	9,517,009	117,423	(145,678)

Total	¥17,519,511	¥257,847	¥(171,302)

	Millions of yen
Year ended March 31, 2024	Sales amount	Gains on sales	Losses on sales
Stocks	¥434,810	¥285,699	¥(843)
Bonds	3,374,369	3,049	(13,703)
Japanese government bonds	3,230,548	2,937	(13,069)
Japanese local government bonds	64,364	46	(602)
Japanese corporate bonds	79,456	64	(31)
Other	10,519,142	69,291	(118,706)

Total	¥14,328,322	¥358,040	¥(133,253)

6.	Change of classification of securities

Fiscal year ended March 31, 2023

There were no significant corresponding transactions to be disclosed.

Fiscal year ended March 31, 2024

There were no significant corresponding transactions to be disclosed.

7.	Write-down of securities

Bonds classified as held-to-maturity and other securities (excluding other securities whose consolidated balance sheet amounts are not measured at fair value) are considered as impaired if the fair value decreases materially below the acquisition cost and such decline is not considered as recoverable. The fair value is recognized as the consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss for the fiscal year. Valuation losses for the fiscal years ended March 31, 2023 and 2024 were ¥408 million and ¥42,081 million, respectively. The rule for determining the “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/Effectively bankrupt/Potentially bankrupt issuers:	Fair value is lower than acquisition cost.
Issuers requiring caution:	Fair value is 30% or lower than acquisition cost.
Normal issuers:	Fair value is 50% or lower than acquisition cost.
Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.
Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.
Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.
Issuers requiring caution: Issuers that are identified for close monitoring.
Normal issuers: Issuers other than the above 4 categories of issuers.

(Notes to money held in trust)

1.	Money held in trust classified as trading purposes

March 31, 2023	Millions of yen
	Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Money held in trust classified as trading purposes	¥12,645	¥13,100	¥(454)

March 31, 2024	Millions of yen
	Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Money held in trust classified as trading purposes	¥23,435	¥23,691	¥(255)

2.	Money held in trust classified as held-to-maturity

Fiscal year ended March 31, 2023

There were no corresponding transactions.

Fiscal year ended March 31, 2024

There were no corresponding transactions.

3.	Other money held in trust (other than trading purpose and held-to-maturity)

March 31, 2023	Millions of yen
	Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other money held in trust	¥312	¥312	—

March 31, 2024	Millions of yen
	Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other money held in trust	¥315	¥315	—

(Notes to net unrealized gains (losses) on other securities)

The breakdown of “Net unrealized gains (losses) on other securities” reported on the consolidated balance sheets is as shown below:

March 31, 2023	Millions of yen
Net unrealized gains (losses)	¥1,915,881
Other securities	1,915,881
Other money held in trust	—
(-) Deferred tax liabilities	443,756

Net unrealized gains (losses) on other securities (before following adjustments)	1,472,124

(-) Non-controlling interests	109,112
(+) The Company’s interest in net unrealized gains (losses) on valuation of other securities held by equity method affiliates	10,509

Net unrealized gains (losses) on other securities	¥1,373,521

Notes:	1.	There were no net unrealized gains (losses) on other securities shown above for the fiscal year ended March 31, 2023 recognized in the fiscal year’s earnings by applying fair value hedge accounting.
	2.	Net unrealized gains (losses) on other securities included foreign currency translation adjustments on foreign currency denominated securities whose fair value was not recognized as consolidated balance sheet amount.
	3.	Non-controlling interests included equity acquired from non-controlling stockholders.

March 31, 2024	Millions of yen
Net unrealized gains (losses)	¥3,394,843
Other securities	3,394,843
Other money held in trust	—
(-) Deferred tax liabilities	897,124

Net unrealized gains (losses) on other securities (before following adjustments)	2,497,718

(-) Non-controlling interests	106,129
(+) The Company’s interest in net unrealized gains (losses) on valuation of other securities held by equity method affiliates	15,294

Net unrealized gains (losses) on other securities	¥2,406,883

Notes:	1.	There were no net unrealized gains (losses) on other securities shown above for the fiscal year ended March 31, 2024 recognized in the fiscal year’s earnings by applying fair value hedge accounting.
	2.	Net unrealized gains (losses) on other securities included foreign currency translation adjustments on foreign currency denominated securities whose fair value was not recognized as consolidated balance sheet amount.
	3.	Non-controlling interests included equity acquired from non-controlling stockholders.

(Notes to derivative transactions)

1.	Derivative transactions to which the hedge accounting method was not applied

The following tables set forth the contract amount or the amount equivalent to the notional amount, fair value and valuation gains (losses) by type of derivative with respect to derivative transactions to which the hedge accounting method was not applied at the end of the fiscal year. Contract amount does not indicate the market risk relating to derivative transactions.

(1) Interest rate derivatives

	Millions of yen
	Contract amount			Valuation gains (losses)
March 31, 2023	Total	Over 1 year	Fair value
Listed
Interest rate futures:
Sold	¥107,086,292	¥26,234,540	¥7,582	¥7,582
Bought	18,705,937	7,686,959	(6,717)	(6,717)
Interest rate options:
Sold	22,304,732	2,718,740	(52,887)	(52,887)
Bought	239,810,263	29,902,944	87,569	87,569
Over-the-counter
Forward rate agreements:
Sold	10,219,200	163,981	(13,649)	(13,649)
Bought	14,113,874	518,042	20,039	20,039
Interest rate swaps:	1,037,172,904	762,116,262	(276,732)	(276,732)
Receivable fixed rate/payable floating rate	428,071,051	351,736,183	(15,860,880)	(15,860,880)
Receivable floating rate/payable fixed rate	462,964,043	353,958,902	15,561,749	15,561,749
Receivable floating rate/payable floating rate	145,794,813	56,083,380	10,778	10,778
Interest rate swaptions:
Sold	28,715,830	11,921,037	(319,721)	(319,721)
Bought	28,916,569	14,242,411	327,501	327,501
Caps:
Sold	97,361,156	46,666,301	(1,649,020)	(1,649,020)
Bought	24,344,848	12,640,453	371,916	371,916
Floors:
Sold	7,866,408	6,535,853	(25,266)	(25,266)
Bought	9,881,309	8,594,997	41,169	41,169
Other:
Sold	9,507,746	4,634,071	(139,372)	(139,372)
Bought	32,961,001	26,866,264	242,793	242,793

Total	/	/	¥(1,384,794)	¥(1,384,794)

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2024	Total	Over 1 year
Listed
Interest rate futures:
Sold	¥27,479,909	¥2,725,575	¥(11,257)	¥(11,257)
Bought	90,500,749	11,401,366	(8,220)	(8,220)
Interest rate options:
Sold	14,605,366	9,230,524	(12,567)	(12,567)
Bought	129,381,651	18,977,920	28,131	28,131
Over-the-counter
Forward rate agreements:
Sold	15,319,988	1,046,426	(5,401)	(5,401)
Bought	17,090,481	1,709,543	4,686	4,686
Interest rate swaps:	1,034,094,662	824,325,850	(304,791)	(304,791)
Receivable fixed rate/payable floating rate	473,018,435	390,569,700	(17,837,708)	(17,837,708)
Receivable floating rate/payable fixed rate	489,376,093	382,465,029	17,490,891	17,490,891
Receivable floating rate/payable floating rate	70,936,022	50,666,320	18,098	18,098
Interest rate swaptions:
Sold	31,943,691	15,998,660	(457,739)	(457,739)
Bought	34,322,718	20,360,520	466,213	466,213
Caps:
Sold	80,299,234	31,117,843	(855,246)	(855,246)
Bought	19,902,028	12,521,601	199,100	199,100
Floors:
Sold	12,035,915	10,045,727	(20,061)	(20,061)
Bought	15,719,817	10,484,077	34,973	34,973
Other:
Sold	29,193,076	9,406,003	(351,730)	(351,730)
Bought	52,716,749	23,192,691	326,946	326,946

Total	/	/	¥(966,966)	¥(966,966)

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income.

(2) Currency derivatives

March 31, 2023	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
	Total	Over 1 year
Listed
Currency futures:
Sold	¥1,114	¥—	¥145	¥145
Bought	—	—	—	—
Over-the-counter
Currency swaps	94,182,678	72,443,396	1,166,422	341,046
Currency swaptions:
Sold	16,817	16,817	(95)	(95)
Bought	2,340,112	2,129,430	14,092	14,092
Forward foreign exchange	118,701,033	16,272,109	(148,148)	(148,148)
Currency options:
Sold	4,570,206	2,041,180	(174,022)	(174,022)
Bought	3,996,106	1,562,756	171,159	171,159

Total	/	/	¥1,029,554	¥204,179

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income.

March 31, 2024	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
	Total	Over 1 year
Listed
Currency futures:
Sold	¥—	¥—	¥—	¥—
Bought	11	—	(184)	(184)
Over-the-counter
Currency swaps	110,949,424	84,841,897	1,801,732	491,928
Currency swaptions:
Sold	2,490	2,490	0	0
Bought	1,643,049	1,643,049	682	682
Forward foreign exchange	119,437,667	14,762,603	(284,126)	(284,126)
Currency options:
Sold	4,716,184	1,969,676	(242,025)	(242,025)
Bought	4,379,385	1,458,129	172,785	172,785

Total	/	/	¥1,448,864	¥139,061

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income.

(3) Equity derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2023	Total	Over 1 year
Listed
Equity price index futures:
Sold	¥809,728	¥23,050	¥(15,488)	¥(15,488)
Bought	552,561	—	10,259	10,259
Equity price index options:
Sold	332,654	113,383	(17,712)	(17,712)
Bought	233,078	76,659	9,311	9,311
Over-the-counter
Equity options:
Sold	86,941	4,093	(4,630)	(4,630)
Bought	154,044	13,870	21,675	21,675
Equity index forward contracts:
Sold	—	—	—	—
Bought	146,368	146,289	12,566	12,566
Equity price index swaps:
Receivable equity index/payable short-term floating rate	1,750	650	(353)	(353)
Receivable short-term floating rate/payable equity index	146,674	78,569	20,738	20,738
Other
Sold	9,371	9,371	(749)	(749)
Bought	—	—	—	—

Total	/	/	¥35,616	¥35,616

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2024	Total	Over 1 year
Listed
Equity price index futures:
Sold	¥1,453,373	¥9,154	¥(32,000)	¥(32,000)
Bought	609,010	—	14,824	14,824
Equity price index options:
Sold	327,700	22,572	(27,562)	(27,562)
Bought	340,222	15,802	19,920	19,920
Over-the-counter
Equity options:
Sold	97,178	100	(12,260)	(12,260)
Bought	136,517	1,806	17,702	17,702
Equity index forward contracts:
Sold	999	—	31	31
Bought	386,101	219,766	(73,279)	(73,279)
Equity price index swaps:
Receivable equity index/payable short-term floating rate	200	—	2	2
Receivable short-term floating rate/payable equity index	28,658	18,539	1,833	1,833
Other:
Sold	8,006	8,006	(261)	(261)
Bought	—	—	—	—

Total	/	/	¥(91,049)	¥(91,049)

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income.

(4) Bond derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2023	Total	Over 1 year
Listed
Bond futures:
Sold	¥1,786,115	¥—	¥(17,280)	¥(17,280)
Bought	2,048,155	—	16,946	16,946
Bond futures options:
Sold	8,806	—	(30)	(30)
Bought	32,744	—	81	81
Over-the-counter
Bond forward contracts:
Sold	—	—	—	—
Bought	699	—	(1)	(1)
Bond options:
Sold	181,533	—	(1,308)	(1,308)
Bought	181,533	—	955	955

Total	/	/	¥(637)	¥(637)

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2024	Total	Over 1 year
Listed
Bond futures:
Sold	¥1,310,492	¥—	¥221	¥221
Bought	1,522,524	—	401	401
Bond futures options:
Sold	—	—	—	—
Bought	3,382	—	29	29
Over-the-counter
Bond options:
Sold	57,690	—	(148)	(148)
Bought	57,690	—	111	111

Total	/	/	¥615	¥615

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income.

(5) Commodity derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2023	Total	Over 1 year
Listed
Commodity futures:
Sold	¥9,910	¥—	¥136	¥136
Bought	15,516	—	(976)	(976)
Over-the-counter
Commodity swaps:
Receivable fixed price/payable floating price	40,878	20,027	(3,015)	(3,015)
Receivable floating price/payable fixed price	32,062	14,153	5,158	5,158
Receivable floating price/payable floating price	69	—	(15)	(15)
Commodity options:
Sold	16,055	948	(179)	(179)
Bought	14,994	8	(55)	(55)

Total	/	/	¥1,053	¥1,053

Notes:	1.	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income.
	2.	Underlying assets of commodity derivatives were fuels and metals.

March 31, 2024	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
	Total	Over 1 year
Listed
Commodity futures:
Sold	¥24,819	¥—	¥(1,660)	¥(1,660)
Bought	28,164	—	1,831	1,831
Over-the-counter
Commodity swaps:
Receivable fixed price/payable floating price	33,621	18,298	(4,677)	(4,677)
Receivable floating price/payable fixed price	28,517	14,681	5,516	5,516
Commodity options:
Sold	6,439	710	(159)	(159)
Bought	972	—	59	59

Total	/	/	¥909	¥909

Notes:	1.	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income.
	2.	Underlying assets of commodity derivatives were fuels and metals.

(6) Credit derivative transactions

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2023	Total	Over 1 year
Over-the-counter
Credit default options:
Sold	¥1,353,961	¥1,140,688	¥6,112	¥6,112
Bought	1,705,605	1,470,274	(5,143)	(5,143)

Total	/	/	¥969	¥969

Notes:	1.	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income.
	2.	“Sold” represents transactions in which the credit risk was accepted; “Bought” represents transactions in which the credit risk was transferred.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2024	Total	Over 1 year
Over-the-counter
Credit default options:
Sold	¥1,448,888	¥1,077,579	¥20,767	¥20,767
Bought	2,053,109	1,699,059	(27,991)	(27,991)

Total	/	/	¥(7,223)	¥(7,223)

Notes:	1.	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income.
	2.	“Sold” represents transactions in which the credit risk was accepted; “Bought” represents transactions in which the credit risk was transferred.

2.	Derivative transactions to which the hedge accounting method was applied

The following tables set forth the contract amount or the amount equivalent to the notional amount and fair value by type of derivative and hedge accounting method with respect to derivative transactions to which the hedge accounting method was applied at the end of the fiscal year. Contract amount does not indicate the market risk relating to derivative transactions.

(1) Interest rate derivatives

March 31, 2023	Type of derivative	Principal items hedged	Millions of yen
Hedge accounting method			Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Interest rate futures:	Interest-earning/bearing financial assets/liabilities such as loans and bills discounted, other securities, deposits and negotiable certificates of deposit
	Sold		¥6,342,990	¥3,372,276	¥(1,312)
	Bought		2,403,720	1,335,400	4,467
	Interest rate swaps:
	Receivable fixed rate/ payable floating rate		32,812,237	28,630,312	(931,456)
	Receivable floating rate/ payable fixed rate		22,538,739	20,840,453	640,823
	Interest rate swaptions:
	Sold		185,620	185,620	(21,332)
	Bought		—	—	—

Recognition of gain or loss on the hedged items	Interest rate swaps:	Loans and bills discounted
	Receivable floating rate/ payable fixed rate		720,281	591,205	39,900

Special treatment for interest rate swaps	Interest rate swaps:	Borrowed money
	Receivable floating rate/ payable fixed rate		63,310	50,410	(Note 2)

	Total		/	/	¥(268,911)

Notes:	1.	The Company mainly applied deferred hedge accounting stipulated in JICPA Industry Committee Practical Guideline No. 24.
2.

Interest rate swap amounts measured by the special treatment for interest rate swaps were treated with the borrowed money that was subject to the hedge. Therefore such a fair value was included in the fair value of the relevant transaction subject to the hedge stated in the (Notes to financial instruments).

March 31, 2024			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Interest rate futures:	Interest-earning/bearing financial assets/liabilities such as loans and bills discounted, other securities, deposits and negotiable certificates of deposit
	Sold		¥10,698,217	¥8,099,438	¥1,200
	Bought		1,815,960	1,815,960	(177)
	Interest rate swaps:
	Receivable fixed rate/ payable floating rate		34,225,953	29,786,756	(856,112)
	Receivable floating rate/ payable fixed rate		20,182,698	18,952,713	566,945
	Receivable floating rate/ payable floating rate		143,850	139,332	803
	Interest rate swaptions:
	Sold		210,348	210,348	(35,273)
	Bought		—	—	—

Recognition of gain or loss on the hedged items	Interest rate swaps:	Loans and bills discounted, deposits
	Receivable fixed rate/ payable floating rate		19,333	—	(17)
	Receivable floating rate/ payable fixed rate		730,575	608,426	30,463

Special treatment for interest rate swaps	Interest rate swaps:	Borrowed money
	Receivable floating rate/ payable fixed rate		111,198	101,983	(Note 2)

	Total		/	/	¥(292,169)

Notes:	1.	The Company mainly applied deferred hedge accounting stipulated in JICPA Industry Committee Practical Guideline No. 24.
2.

Interest rate swap amounts measured by the special treatment for interest rate swaps were treated with the borrowed money that was subject to the hedge. Therefore, such a fair value was included in the fair value of the relevant borrowed money stated in the (Notes to financial instruments).

(2) Currency derivatives

March 31, 2023	Type of derivative	Principal items hedged	Millions of yen
Hedge accounting method			Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Currency swaps	Foreign currency denominated loans and bills discounted, other securities, deposits, foreign currency exchange, etc.	¥14,081,005	¥8,400,381	¥(1,071,255)
	Forward foreign exchange		4,341,634	3,238	(14,853)

Recognition of gain or loss on the hedged items	Currency swaps	Loans and bills discounted, other securities	88,468	44,459	12,088
	Forward foreign exchange		497	—	(0)

	Total		/	/	¥(1,074,020)

Note: The Company mainly applied deferred hedge accounting stipulated in JICPA Industry Committee Practical Guideline No. 25.

March 31, 2024	Type of derivative	Principal items hedged	Millions of yen
Hedge accounting method			Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Currency swaps	Foreign currency denominated loans and bills discounted, other securities, deposits, foreign currency exchange, etc.	¥13,585,433	¥9,213,299	¥(1,865,246)
	Forward foreign exchange		3,737,113	4,087	26,863

Recognition of gain or loss on the hedged items	Currency swaps	Loans and bills discounted, other securities	74,681	50,544	5,759

	Total		/	/	¥(1,832,622)

Note: The Company mainly applied deferred hedge accounting stipulated in JICPA Industry Committee Practical Guideline No. 25.

(Notes to employee retirement benefits)

1. Outline of employee retirement benefits

The Company’s consolidated subsidiaries have funded and unfunded contributory defined benefit pension plans and defined-contribution pension plans for benefit payments to their employees.

Funded contributory defined benefit pension plans mainly consist of contributory funded defined benefit pension plans and lump-sum severance indemnity plans which set up employee retirement benefit trusts.

Unfunded contributory defined benefit pension plans are lump-sum severance indemnity plans which do not use such a trust scheme.

Some consolidated subsidiaries adopt the simplified method in calculating the projected benefit obligation. Additional benefits may also be granted when employees retire.

2. Contributory defined benefit pension plan

(1)	Reconciliation of beginning and ending balances of projected benefit obligation

	Millions of yen
Year ended March 31	2023	2024
Beginning balance of projected benefit obligation	¥1,061,029	¥995,068
Service cost	30,412	27,004
Interest cost on projected benefit obligation	7,352	10,084
Unrecognized net actuarial gain or loss incurred	(38,660)	(34,801)
Payments of retirement benefits	(58,724)	(60,558)
Unrecognized prior service cost	(4,077)	(20)
Other	(2,264)	7,914

Ending balance of projected benefit obligation	¥995,068	¥944,690

(2) Reconciliation of beginning and ending balances of plan assets

	Millions of yen
Year ended March 31	2023	2024
Beginning balance of plan assets	¥1,643,211	¥1,664,273
Expected return on plan assets	41,855	42,798
Unrecognized net actuarial gain or loss incurred	8,967	210,893
Contributions by the employer	12,753	12,722
Payments of retirement benefits	(43,138)	(43,838)
Other	623	(65,628)

Ending balance of plan assets	¥1,664,273	¥1,821,219

(3) Reconciliation of ending balances of projected benefit obligation and plan assets to net defined benefit asset and net defined benefit liability reported on the consolidated balance sheets

	Millions of yen
March 31	2023	2024
Funded projected benefit obligation	¥(966,232)	¥(916,292)
Plan assets	1,664,273	1,821,219

	698,040	904,927
Unfunded projected benefit obligation	(28,835)	(28,398)

Net amount of asset and liability reported on the consolidated balance sheet	¥669,205	¥876,528

	Millions of yen
March 31	2023	2024
Net defined benefit asset	¥704,654	¥913,791
Net defined benefit liability	(35,449)	(37,263)

Net amount of asset and liability reported on the consolidated balance sheet	¥669,205	¥876,528

(4)  Pension expenses

	Millions of yen
Year ended March 31	2023	2024
Service cost	¥30,412	¥27,004
Interest cost on projected benefit obligation	7,352	10,084
Expected return on plan assets	(41,855)	(42,798)
Amortization of unrecognized net actuarial gain or loss	(31,983)	(25,996)
Amortization of unrecognized prior service cost	(2,285)	(2,409)
Other (nonrecurring additional retirement allowance paid and other)	7,349	10,519

Pension expenses	¥(31,009)	¥(23,595)

Note:	Pension expenses of consolidated subsidiaries which adopt the simplified method are mainly included in “Service cost.”

(5)  Remeasurements of defined benefit plans

The breakdown of “Remeasurements of defined benefit plans” (before deducting tax effect) was as shown below:

	Millions of yen
Year ended March 31	2023	2024
Prior service cost	¥(1,792)	¥2,389
Net actuarial gain or loss	(15,912)	(219,977)

Total	¥(17,705)	¥(217,587)

(6)  Accumulated remeasurements of defined benefit plans

The breakdown of “Accumulated remeasurements of defined benefit plans” (before deducting tax effect) was as shown below:

	Millions of yen
March 31	2023	2024
Unrecognized prior service cost	¥(14,188)	¥(11,798)
Unrecognized net actuarial gain or loss	(177,996)	(397,974)

Total	¥(192,184)	¥(409,772)

(7)	Plan assets

1)	Major asset classes of plan assets

The proportion of major asset classes to the total plan assets was as follows:

March 31	2023	2024
Stocks	50.5%	51.5%
Bonds	14.1%	12.6%
General account of life insurance	2.5%	2.3%
Other	32.9%	33.6%

Total	100.0%	100.0%

Note:	The retirement benefit trusts set up for employee pension plans and lump-sum severance indemnity plans account for 36.3% and 33.1% of the total plan assets at March 31, 2023 and 2024, respectively.

2)	Method for setting the long-term expected rate of return on plan assets

The long-term expected rate of return on plan assets is determined based on the current and expected allocation of plan assets and the current and expected long-term rates of return on various asset classes of plan assets.

(8)	Actuarial assumptions

The principal assumptions used in determining benefit obligation and pension expenses were as follows:

1)	Discount rate

Year ended March 31, 2023	Percentages	Year ended March 31, 2024	Percentages
Domestic consolidated subsidiaries	0.2% to 0.9%	Domestic consolidated subsidiaries	0.4% to 1.2%
Overseas consolidated subsidiaries	0.0% to 7.0%	Overseas consolidated subsidiaries	2.0% to 7.3%

2)	Long-term expected rate of return on plan assets

Year ended March 31, 2023	Percentages	Year ended March 31, 2024	Percentages
Domestic consolidated subsidiaries	0.0% to 3.6%	Domestic consolidated subsidiaries	0.0% to 3.2%
Overseas consolidated subsidiaries	0.0% to 7.0%	Overseas consolidated subsidiaries	4.8% to 7.3%

3. Defined contribution plan

Fiscal year ended March 31, 2023

The amount required to be contributed by the consolidated subsidiaries was ¥13,098 million.

Fiscal year ended March 31, 2024

The amount required to be contributed by the consolidated subsidiaries was ¥14,866 million.

(Notes to stock options)

Outline of stock options and changes

1. The Company

(1)  Outline of stock options

Date of resolution	July 28, 2010	July 29, 2011	July 30, 2012	July 29, 2013

Title and number of grantees	Directors of the Company 8 Corporate auditors of the Company 3 Executive officers of the Company 2 Directors, corporate auditors and executive officers of SMBC 69	Directors of the Company 9 Corporate auditors of the Company 3 Executive officers of the Company 2 Directors, corporate auditors and executive officers of SMBC 71	Directors of the Company 9 Corporate auditors of the Company 3 Executive officers of the Company 2 Directors, corporate auditors and executive officers of SMBC 71	Directors of the Company 9 Corporate auditors of the Company 3 Executive officers of the Company 3 Directors, corporate auditors and executive officers of SMBC 67

Number of stock options*	Common shares 102,600	Common shares 268,200	Common shares 280,500	Common shares 115,700

Grant date	August 13, 2010	August 16, 2011	August 15, 2012	August 14, 2013

Condition for vesting	Stock acquisition right holders may exercise stock acquisition rights from the day when they
	are relieved of their positions either as a director, corporate auditor or executive officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director, corporate auditor or executive officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director, corporate auditor or executive officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director, corporate auditor or executive officer of the Company and SMBC.

Requisite service period	From June 29, 2010 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2011	From June 29, 2011 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2012	From June 28, 2012 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2013	From June 27, 2013 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2014

Exercise period	August 13, 2010 to August 12, 2040	August 16, 2011 to August 15, 2041	August 15, 2012 to August 14, 2042	August 14, 2013 to August 13, 2043
Date of resolution	July 30, 2014	July 31, 2015	July 26, 2016

Title and number of grantees	Directors of the Company 10 Corporate auditors of the Company 3 Executive officers of the Company 2 Directors, corporate auditors and executive officers of SMBC 67	Directors of the Company 8 Corporate auditors of the Company 3 Executive officers of the Company 4 Directors, corporate auditors and executive officers of SMBC 68	Directors of the Company 8 Corporate auditors of the Company 3 Executive officers of the Company 5 Directors, corporate auditors and executive officers of SMBC 73

Number of stock options*	Common shares 121,900	Common shares 132,400	Common shares 201,200

Grant date	August 15, 2014	August 18, 2015	August 15, 2016

Condition for vesting	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director, corporate auditor or executive officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director, corporate auditor or executive officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director, corporate auditor or executive officer of the Company and SMBC.

Requisite service period	From June 27, 2014 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2015	From June 26, 2015 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2016	From June 29, 2016 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2017

Exercise period	August 15, 2014 to August 14, 2044	August 18, 2015 to August 17, 2045	August 15, 2016 to August 14, 2046

*	Number of stock options has been converted and stated as number of shares.

(2)   Stock options granted and changes

1)   Number of stock options*

	Number of stock options
Date of resolution	July 28, 2010	July 29, 2011	July 30, 2012	July 29, 2013	July 30, 2014	July 31, 2015	July 26, 2016
Before vested
Previous fiscal year-end	2,600	3,500	23,500	8,500	20,900	20,000	52,600
Granted	—	—	—	—	—	—	—
Forfeited	—	—	—	—	—	—	—
Vested	1,200	2,100	22,800	2,600	13,100	8,700	8,600
Outstanding	1,400	1,400	700	5,900	7,800	11,300	44,000
After vested
Previous fiscal year-end	31,100	97,600	93,000	23,400	25,100	11,100	14,900
Vested	1,200	2,100	22,800	2,600	13,100	8,700	8,600
Exercised	6,700	8,900	16,100	2,600	19,200	8,900	8,600
Forfeited	—	—	—	—	—	—	—
Exercisable	25,600	90,800	99,700	23,400	19,000	10,900	14,900

* Number of stock options has been converted and stated as number of shares.

2)   Price information

	Yen
Date of resolution	July 28, 2010	July 29, 2011	July 30, 2012	July 29, 2013	July 30, 2014	July 31, 2015	July 26, 2016
Exercise price	¥1	¥1	¥1	¥1	¥1	¥1	¥1
Average exercise price	6,070	7,442	5,901	6,658	6,502	6,893	6,306
Fair value at the grant date	2,215	1,872	2,042	4,159	3,661	4,904	2,811

(3)   Method of estimating number of stock options vested

Only the actual number of forfeited stock options is reflected, in principle, because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

2.   SMBC Wevox, Inc., a consolidated subsidiary of the Company

(1)   Outline of stock options

Date of resolution	March 13, 2024
Title and number of grantees	Directors	2

Number of stock options*	Common shares	40

Grant date	March 13, 2024

Condition for vesting

1)  Upon exercising stock acquisition rights, the common shares of SMBC Wevox, Inc. shall be listed on the financial instruments exchanges in Japan, and the persons to whom stock acquisition rights are granted (hereinafter, “Grantee”) may exercise them in accordance with the following periods and allotment ratio.

(a)  From the listing date up to and including the corresponding day of three years later 50% of the stock acquisition rights subscribed for by the Grantee upon allocation.

(b)  After the following day of the above (a)
All of the stock acquisition rights subscribed for by the Grantee upon allocation.

2)  The Grantee are required to continuously hold the title of Director at SMBC Wevox, Inc. from the grant date of the stock acquisition rights until the time they are exercised. However, this is not the case if approved by the Board of Directors.

3)  If the common shares of SMBC Wevox, Inc. are delisted from the financial instruments exchanges in Japan after being listed, the Grantee will not be able to exercise their stock acquisition rights.

4)  If the Grantee dies, the heirs of the Grantee cannot exercise the stock acquisition rights. However, if approved by the Board of Directors, the heirs of the Grantee may exercise the stock acquisition rights.

5)  The Grantee may not exercise stock acquisition rights during any year (calendar year) within the exercise period if the total exercise amount of the stock acquisition rights exceeds 12 million yen per year (or the revised amount if amendments are made to the Special Taxation Measures Law).

6)  Other conditions shall be as stipulated in the stock acquisition rights allotment agreement concluded between SMBC Wevox, Inc. and the Grantee based on the resolution of the Board of Directors.

Requisite service period	Not specified

Exercise period	March 14, 2027 to March 13, 2034

*	Number of stock options has been converted and stated as number of shares.

(2)	Stock options granted and changes

1)   Number of stock options*

Number of stock options
Date of resolution	March 13, 2024
Before vested
Previous fiscal year-end	—
Granted	40
Forfeited	—
Vested	—
Outstanding	40
After vested
Previous fiscal year-end	—
Vested	—
Exercised	—
Forfeited	—
Exercisable	—

* Number of stock options has been converted and stated as number of shares.

2) Price information

Yen
Date of resolution	March 13, 2024
Exercise price	¥100,000
Average exercise price	—
Fair value at the grant date	—

(3)   Method of estimating fair unit value of stock options

As SMBC Wevox, Inc. was a private company at the time of granting stock options, the fair unit value of the stock options is calculated based on the intrinsic value per unit. In addition, the valuation method for the company’s own shares, which forms the basis for calculating the intrinsic value per unit, uses the price calculated by the net asset method.

(4)   Method of estimating number of stock options vested

Only the actual number of forfeited stock options is reflected, in principle, because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

(5)

The total intrinsic value at the end of the fiscal year ended March 31, 2024 based on the intrinsic value of the stock options, and the total intrinsic value on the exercise date of stock options that had been exercised during the fiscal year ended March 31, 2024.

1) The total intrinsic value at the end of the fiscal year ended March 31, 2024	— million yen
2) The total intrinsic value exercised during the fiscal year ended March 31, 2024	— million yen

(Notes to deferred tax assets and liabilities)

1.   Significant components of deferred tax assets and liabilities

March 31, 2023	Millions of yen	March 31, 2024	Millions of yen
Deferred tax assets:		Deferred tax assets:
Reserve for possible loan losses and write-off of loans	¥292,538	Reserve for possible loan losses and write-off of loans	¥325,469
Securities	142,092	Securities	141,200
Net operating loss carryforwards*	116,404	Net operating loss carryforwards*	46,932
Reserve for losses on interest repayment	39,309	Reserve for losses on interest repayment	37,340
Net deferred gains (losses) on hedge	10,727	Net deferred gains (losses) on hedge	35,645
Other	246,462	Other	274,375

Subtotal	847,535	Subtotal	860,963
Valuation allowance for net operating loss carryforwards*	(28,855)	Valuation allowance for net operating loss carryforwards*	(33,031)
Valuation allowance for total amount of deductible temporary differences etc.	(173,265)	Valuation allowance for total amount of deductible temporary differences etc.	(176,707)

Valuation allowance subtotal	(202,121)	Valuation allowance subtotal	(209,739)

Total deferred tax assets	645,414	Total deferred tax assets	651,223
Deferred tax liabilities:		Deferred tax liabilities:
Net unrealized gains on other securities	(477,542)	Net unrealized gains on other securities	(904,986)
Accumulated remeasurements of defined benefit plans	(61,069)	Accumulated remeasurements of defined benefit plans	(129,850)
Retained earnings of subsidiaries	(52,006)	Retained earnings of subsidiaries	(68,877)
Other	(246,066)	Other	(174,714)

Total deferred tax liabilities	(836,684)	Total deferred tax liabilities	(1,278,428)

Net deferred tax assets (liabilities)	¥(191,270)	Net deferred tax assets (liabilities)	¥(627,204)

* Net operating loss carryforwards and the amount of its deferred tax assets by expiry date.

	Millions of yen
March 31, 2023	Within 1 year	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total
Net operating loss carryforwards*	¥5,222	¥15,921	¥25,239	¥70,021	¥116,404
Valuation allowance	(483)	(8,541)	(18,111)	(1,719)	(28,855)
Deferred tax assets	4,738	7,380	7,127	68,301	87,548
* Net operating loss carryforwards is multiplied by statutory tax rate
	Millions of yen
March 31, 2024	Within 1 year	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total
Net operating loss carryforwards*	¥1,623	¥18,413	¥17,040	¥9,854	¥46,932
Valuation allowance	(1,120)	(15,879)	(13,435)	(2,595)	(33,031)
Deferred tax assets	503	2,533	3,604	7,259	13,900
* Net operating loss carryforwards is multiplied by statutory tax rate.

2.   Significant components of difference between the statutory tax rate used by the Company and the effective income tax rate

March 31, 2023	Percentages	March 31, 2024	Percentages
Statutory tax rate (Adjustments)	30.62%	Statutory tax rate (Adjustments)	30.62%
Equity in gains of affiliates	(1.51)	Equity in gains of affiliates	(1.64)
Differences of the scope of taxable income between corporate income tax and enterprise income tax	(1.34)	Differences of the scope of taxable income between corporate income tax and enterprise income tax	(1.62)
Dividends exempted for income tax purposes	(0.91)	Dividends exempted for income tax purposes	(0.99)
Retained earnings of subsidiaries	2.60	Foreign tax	(0.83)
Other	(3.77)	Retained earnings of subsidiaries	1.36
Effective income tax rate	25.69%	Other	0.94
		Effective income tax rate	27.84%

3.   Accounting treatment for corporate tax, local tax and related tax effect accounting

The Company and certain domestic consolidated subsidiaries apply the group tax sharing system. Accordingly, corporate tax, local tax and related tax effect accounting are accounted for and disclosed in accordance with “Practical Solution on the Accounting and Disclosure Under the Group Tax Sharing System” (ASBJ Practical Issue Task Force No. 42, August 12, 2021).

(Notes to asset retirement obligations)

Fiscal year ended March 31, 2023

There was no information to be disclosed since the total amount of asset retirement obligations was immaterial.

Fiscal year ended March 31, 2024

There was no information to be disclosed since the total amount of asset retirement obligations was immaterial.

(Notes to real estate for rent)

Fiscal year ended March 31, 2023

There was no significant information to be disclosed.

Fiscal year ended March 31, 2024

There was no significant information to be disclosed.

(Revenue recognition)

Information on breakdown of revenues from contracts with customers.

Year ended March 31	Millions of yen
	2023	2024
Ordinary income	¥6,142,155	¥9,353,590
Fees and commissions	1,441,313	1,716,335
Deposits and loans	237,407	296,103
Remittances and transfers	146,125	152,239
Securities-related business	121,641	198,609
Agency	9,287	9,543
Safe deposits	4,228	4,321
Guarantees	82,863	91,662
Credit card business	380,165	432,932
Investment trusts	145,064	166,979
Others	314,529	363,945

Note:

Fees and commissions obtained through Deposits and loans principally arise in the Wholesale Business Unit and the Global Business Unit, Remittances and transfers principally arise in the Wholesale Business Unit, the Retail Business Unit, and the Global Business Unit, Securities-related business principally arise in the Wholesale Business Unit, the Retail Business Unit, and the Global Business Unit, Credit card business principally arise in the Retail Business Unit, and Investment trusts principally arise in the Retail Business Unit and Head office account and others. Income based on “Accounting Standard for Financial Instruments” (ASBJ Statement No. 10, July 4, 2019) is also included in the table above.

(Notes to segment and other related information)

[Segment information]

1. Summary of reportable segment

The Group’s reportable segment is defined as an operating segment for which discrete financial information is available and reviewed by the Board of Directors and the Company’s Management Committee regularly in order to make decisions about resources to be allocated to the segment and assess its performance.

The businesses operated by each business unit are as follows:

Wholesale Business Unit:	Business to deal with domestic medium-to-large-sized and small-to-medium-sized corporate customers
Retail Business Unit:	Business to deal with mainly domestic individual customers
Global Business Unit:	Business to deal with international (including Japanese) corporate customers in overseas countries
Global Markets Business Unit:	Business to deal with financial market
Head office account:	Business other than businesses above

2. Method of calculating profit and loss amount by reportable segment

Accounting methods applied to the reported business segment are the same as those described in “(Significant accounting policies for preparing consolidated financial statements).” In case several business units cooperate for transactions, profit and loss, and expenses related to the transactions are recognized in the business units cooperating for the transactions and those amounts are calculated in accordance with internal managerial accounting policy.

The Company does not assess assets by business segments.

3. Information on profit and loss amount by reportable segment

	Millions of yen
Year ended March 31, 2023	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥773,700	¥1,150,200	¥1,205,200	¥457,800	¥(416,669)	¥3,170,231
General and administrative expenses	(293,300)	(933,300)	(637,900)	(112,500)	27,755	(1,949,245)
Others	78,100	4,700	44,900	28,900	(101,139)	55,461

Consolidated net business profit	¥558,500	¥221,600	¥612,200	¥374,200	¥(490,053)	¥1,276,447

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.
	4.

The reportable segment of SMFG India Credit Company Limited and one of its consolidated subsidiaries was changed from “Head office account and others” to “Global Business Unit” from the beginning of the fiscal year ended March 31,2023.

The changes in the methods of head office profit and loss allocation to each business unit were made during the fiscal year ended March 31, 2024. The results of retrospective application for the changes were as follows:

	Millions of yen
Year ended March 31, 2023	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥742,000	¥1,170,000	¥1,216,200	¥461,800	¥(419,769)	¥3,170,231
General and administrative expenses	(286,200)	(996,700)	(708,000)	(150,500)	192,155	(1,949,245)
Others	101,500	4,700	15,500	28,800	(95,039)	55,461

Consolidated net business profit	¥557,300	¥178,000	¥523,700	¥340,100	¥(322,653)	¥1,276,447

	Millions of yen
Year ended March 31, 2024	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥835,200	¥1,290,000	¥1,375,900	¥526,200	¥(288,482)	¥3,738,818
General and administrative expenses	(311,000)	(1,079,900)	(809,300)	(165,300)	114,907	(2,250,593)
Others	107,900	5,600	78,300	29,000	(148,814)	71,986

Consolidated net business profit	¥632,100	¥215,700	¥644,900	¥389,900	¥(322,389)	¥1,560,211

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

4.	Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on consolidated statements of income (adjustment of difference)

Year ended March 31, 2023	Millions of yen
Consolidated net business profit	¥1,276,447
Other ordinary income (excluding equity in gains of affiliates)	260,292
Other ordinary expenses	(375,809)

Ordinary profit on consolidated statements of income	¥1,160,930

Note:	Figures shown in the parenthesis represent the loss.

Year ended March 31, 2024	Millions of yen
Consolidated net business profit	¥1,560,211
Other ordinary income (excluding equity in gains of affiliates)	363,334
Other ordinary expenses	(457,417)

Ordinary profit on consolidated statements of income	¥1,466,128

Note:	Figures shown in the parenthesis represent the loss.

[Related information]

Fiscal year ended March 31, 2023

1. Information on each service

There was no information to be disclosed since information on each service was similar to the segment information.

2. Geographic information

(1) Ordinary income

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥ 2,891,025	¥ 1,434,418	¥ 744,205	¥ 1,072,505	¥ 6,142,155

Notes:	1.	Consolidated ordinary income is presented as a counterpart of sales of companies in other industries.
2.

Ordinary income from transactions of the Company and its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries is classified as “Japan.” Ordinary income from transactions of overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries is classified as “The Americas,” “Europe and Middle East” and “Asia and Oceania,” based on their locations and in consideration of their geographic proximity and other factors.

3.

The Americas includes the United States, Brazil, Canada and others; Europe and Middle East includes the United Kingdom, Germany and others; Asia and Oceania includes China, Singapore, Indonesia and others except Japan.

(2) Tangible fixed assets

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥ 852,886	¥ 558,803	¥ 39,288	¥ 43,548	¥ 1,494,527

3. Information on major customers

There were no major customers individually accounting for 10% or more of ordinary income reported on the consolidated statements of income.

Fiscal year ended March 31, 2024

1. Information on each service

There was no information to be disclosed since information on each service was similar to the segment information.

2. Geographic information

(1)  Ordinary income

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥ 3,892,202	¥ 2,418,111	¥ 1,471,663	¥ 1,571,612	¥ 9,353,590

Notes:	1.	Consolidated ordinary income is presented as a counterpart of sales of companies in other industries.
2.

Ordinary income from transactions of the Company and its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries is classified as “Japan.” Ordinary income from transactions of overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries is classified as “The Americas,” “Europe and Middle East” and “Asia and Oceania,” based on their locations and in consideration of their geographic proximity and other factors.

3.

The Americas includes the United States, Brazil, Canada and others; Europe and Middle East includes the United Kingdom, Germany and others; Asia and Oceania includes China, Singapore, Indonesia and others except Japan.

(2)  Tangible fixed assets

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥ 856,200	¥ 44,577	¥ 44,033	¥ 62,070	¥ 1,006,883

3. Information on major customers

There were no major customers individually accounting for 10% or more of ordinary income reported on the consolidated statements of income.

[Information on impairment loss for fixed assets by reportable segment]

The Company does not allocate impairment loss for fixed assets to the reportable segment.

Impairment loss for the fiscal year ended March 31, 2023 was ¥59,045 million.

Impairment loss for the fiscal year ended March 31, 2024 was ¥13,696 million.

[Information on amortization of goodwill and unamortized balance by reportable segment]

	Millions of yen
Year ended March 31, 2023	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Amortization of goodwill	¥633	¥4,019	¥12,811	¥—	¥11,767	¥29,232
Unamortized balance	—	34,020	176,151	—	67,140	277,311

Note:

The reportable segment of SMFG India Credit Company Limited and one of its consolidated subsidiaries was changed from “Head office account and others” to “Global Business Unit” from the beginning of the fiscal year ended March 31, 2023.

	Millions of yen
Year ended March 31, 2024	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Amortization of goodwill	¥—	¥4,860	¥23,494	¥—	¥10,887	¥39,242
Unamortized balance	—	30,011	181,377	—	57,444	268,833

[Information on gains on negative goodwill by reportable segment]

Fiscal year ended March 31, 2023

There were no corresponding transactions.

Fiscal year ended March 31, 2024

There were no corresponding transactions.

[Information on related parties]

Fiscal year ended March 31, 2023

There was no significant corresponding information to be disclosed.

Fiscal year ended March 31, 2024

There was no significant corresponding information to be disclosed.

(Business combination)

Fiscal year ended March 31, 2024

<Sale of interest of a subsidiary>

Sale of interest of SMBC Rail Services LLC

On December 14, 2023, SMBC Americas Holdings, Inc., a consolidated subsidiary of the company, sold the entire interest (the “Sale of interest”) in SMBC Rail Services LLC (“SMBC RS”) to ITE Management LP (“ITE”).

1. Objectives of the Sale of interest

With the acquisition of Flagship Rail Services LLC in 2013 and American Railcar Leasing in 2017, SMBC RS had become a leading freight car leasing company in the U.S. with over 50,000 freight cars. However, under recent financial regulatory environment, SMBC RS, as a subsidiary of a financial institution, was required to fully comply with regulations. While at the same time, as a result of the restructure of the freight car leasing industry and changes in the business environment, it had become an issue to further expand its business to improve efficiency and maintain competitiveness. Considering this situation, the Group had decided to transfer SMBC RS to ITE, which was another leading freight car leasing company in the industry, in order to maximize the value of SMBC RS.

Through the Sale of interest, the Group aimed to realize a more capital-efficient business portfolio and resilient business operations by reallocating the management resources to growth areas, as well as to measures that would contribute to strengthening the management foundation.

2. Outline of the accounting treatments implemented

(1)	Amount of gains or losses on sale

Losses related to sale of freight car leasing business:	¥	108,191 million

(2)	Accounting treatments

The Company applied the accounting treatments stipulated in “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No.22) and “Practical Guidelines on Accounting Standards for Capital Consolidation Procedures in Preparing Consolidated Financial Statements” (JICPA Accounting Practice Committee Statement No.7).

3. Period of the financial results of SMBC RS included in the consolidated financial statements

From January 1, 2023 to December 14, 2023

4. Outline of the subsidiary excluded from the scope of consolidation (as of December 14, 2023)

SMBC RS (Reporting segment: Global Business Unit)

Total assets:	¥	464,501 million
Tangible fixed assets		437,027 million
Total liabilities:		385,185 million
Borrowed money		376,700 million
Ordinary income		43,256 million
Losses attributable to owners of parent		85,122 million

(Note) Ordinary income is used as a substitute of “Sales” for other industries. Losses attributable to owners of parent includes the losses on the fair value valuation related to tangible fixed assets subject to sale, associated with the conclusion of the Sale of interest agreement.

(Per share data)

	Yen
As of and year ended March 31	2023	2024
Net assets per share	¥9,430.52	¥11,157.36
Earnings per share	590.46	724.55
Earnings per share (diluted)	590.26	724.34

Notes: 1. Earnings per share and earnings per share (diluted) are calculated based on the following.

	Millions of yen except number of shares
Year ended March 31	2023	2024
Earnings per share:
Profit attributable to owners of parent	¥805,842	¥962,946
Amount not attributable to common stockholders	—	—

Profit attributable to owners of parent attributable to common stock	¥805,842	¥962,946

Average number of common stock during the fiscal year (in thousands)	1,364,770	1,329,025
Earnings per share (diluted):
Adjustment for profit attributable to owners of parent	¥—	¥—
Adjustment of dilutive shares issued by consolidated subsidiaries and equity method affiliates	—	—

Increase in number of common stock (in thousands)	463	386
Stock acquisition rights (in thousands)	463	386
Outline of dilutive shares which were not included in the calculation of “Earnings per share (diluted)” because they do not have dilutive effect:	—	—

2. Net assets per share are calculated based on the following:

	Millions of yen except number of shares
March 31	2023	2024
Net assets	¥12,791,106	¥14,799,967
Amounts excluded from net assets	110,640	139,857
Stock acquisition rights	1,145	931
Non-controlling interests	109,495	138,925

Net assets attributable to common stock at the fiscal year-end	¥12,680,465	¥14,660,110

Number of common stock at the fiscal year-end used for the calculation of net assets per share (in thousands)	1,344,620	1,313,941

(Significant subsequent events)

Fiscal year ended March 31, 2024

1. Cancellation of Own Shares

On April 15, 2024, the Company has conducted the cancellation of its own shares that was resolved by the Board of Directors held on November 14, 2023 and March 27, 2024.

(1)	Reason for cancellation of Own Shares

The Company will proceed with a cancellation of its own shares in order to enhance shareholder returns, improve capital efficiency and facilitate a flexible capital policy.

(2)	Type of shares cancelled: Common stock

(3)	Number of shares cancelled: 20,132,000 shares (Equivalent to 1.5% of the number of shares issued before cancellation)

(4)	Cancellation date: April 15, 2024

2. Stock split and partial amendments to the Articles of Incorporation to conduct the stock split

At the Board of Directors held on May 15, 2024, the Company resolved to implement a stock split, and accordingly, propose partial amendments to the Articles of Incorporation to conduct the stock split at the 22nd Ordinary General Meeting of Shareholders scheduled for June 27, 2024.

(1)	Purpose of the stock split

By reducing the stock price per investment unit, the Company seeks to develop a more investor-friendly environment and expand the investor base.

(2)	Method of the stock split

Each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of September 30, 2024, will be split into three shares per share.

(3)	Increase in the number of shares due to the stock split

1)	Total number of issued shares before the stock split: 1,317,397,084 shares

2)	Number of shares to be increased by the stock split: 2,634,794,168 shares

3)	Total number of issued shares following the stock split: 3,952,191,252 shares

4)	Total number of authorized shares following the stock split: 9,000,564,000 shares

*	The numbers of shares in 1), 2) and 3) above are subject to change prior to the record date.

(4)	Schedule for the stock split

1)	Public notice of record date (tentative): September 13, 2024

2)	Record date: September 30, 2024

3)	Effective date: October 1, 2024

(5)	Partial amendments to the Articles of Incorporation to conduct the stock split

The Company proposes partial amendments to the Articles of Incorporation, effective on October 1, 2024, since it is necessary to increase the total number of issued shares and the total number of authorized shares for common stocks in accordance with the above split ratio of the common stocks.

Existing Articles of Incorporation	Proposed Amendments

(Total Number of Authorized Shares)	(Total Number of Authorized Shares)

Article 6. The total number of shares the Corporation is authorized to issue shall be three billion five hundred sixty four thousand (3,000,564,000) shares.	Article 6. The total number of shares the Corporation is authorized to issue shall be nine billion five hundred sixty four thousand (9,000,564,000) shares.

(Total Number of Authorized Shares of Each Particular Class of Shares)	(Total Number of Authorized Shares of Each Particular Class of Shares)

Article 7. The total number of shares the Corporation is authorized to issue shall consist of three billion (3,000,000,000) common stocks, one hundred sixty seven thousand (167,000) type 5 preferred stocks, one hundred sixty seven thousand (167,000) type 7 preferred stocks, one hundred fifteen thousand (115,000) type 8 preferred stocks and one hundred fifteen thousand (115,000) type 9 preferred stocks.

Article 7. The total number of shares the Corporation is authorized to issue shall consist of nine billion (9,000,000,000) common stocks, one hundred sixty seven thousand (167,000) type 5 preferred stocks, one hundred sixty seven thousand (167,000) type 7 preferred stocks, one hundred fifteen thousand (115,000) type 8 preferred stocks and one hundred fifteen thousand (115,000) type 9 preferred stocks.

(6)	Effect on per share data

Assuming that the Company conducts the stock split at the beginning of the fiscal year ended March 31, 2024, per share data are as follows:

Year ended March 31	2023	2024
Net assets per share	¥3,143.51	¥3,719.12
Earnings per share	196.82	241.52
Earnings per share (diluted)	196.75	241.45

3.	Repurchase and cancellation of Own Shares

At the Board of Directors held on May 15, 2024, the Company resolved to repurchase its own shares under Article 8 of the Articles of Incorporation pursuant to Paragraph 1 of Articles 459 of the Companies Act and cancel the repurchased shares pursuant to Article 178 of the Companies Act.

(1)	Reason for the repurchase of Own Shares

The Company will proceed with a flexible repurchase of its own shares in order to enhance shareholder returns and improve capital efficiency

(2)	Outline of the repurchase

1)	Type of shares to be repurchased: Common stock

2)	Aggregate number of shares to be repurchased: Up to 15,000,000 shares (Equivalent to 1.1% of the number of shares issued (excluding treasury stock))

3)	Aggregate amount to be repurchased: Up to JPY 100,000,000,000

4)	Repurchase period: From May 16, 2024 to July 31, 2024

5)	Repurchase method: Market purchase based on a discretionary dealing contract regarding repurchase of its own shares

(3)	Outline of the cancellation

1)	Type of shares to be cancelled: Common stock

2)	Number of shares to be cancelled: All of the shares repurchased as stated in (2) above

3)	Scheduled cancellation date: August 20, 2024

4.	Acquisition of the Company’s shares for Share-Based Compensation Plan for Employees

At the Board of Directors held on May 15, 2024, the Company resolved the details of the acquisition of its shares by the Trustee of the Employee Stock Ownership Plan (the “ESOP”) related to the Share-Based Compensation Plan (the “Plan”) for the employees of SMBC, a consolidated subsidiary of the Company.

(1)	Outline of the ESOP

1)	Name: Stock grant trust for employees

2)	Trustor: The Company

3)	Trustee: Sumitomo Mitsui Trust Bank, Limited

4)	Beneficiary: Employees who meet requirements as beneficiaries

5)	Trust administrator: A third party that is independent of the Company and its officers will be appointed

6)	Voting rights: The trustee shall exercise the voting rights during the trust period based on the trust administrator’s instructions

7)	Trust type: Money trust other than a specified cash trust for separate investment

8)	Date of trust contract: May 23, 2024

9)	Date to entrust cash: May 23, 2024

10)	Date to end trust: The end of May 2026 (tentative)

(2)	Acquisition of the Company’s shares by the Trustee of the ESOP

1)	Type of share to be acquired: Common stock

2)	Cash entrusted for the acquisition of the shares: JPY 1,490,000,000

3)	Number of shares: 149,000 (Maximum)

4)	Method of the share acquisition: Acquisition from the stock market

5)	Period of the share acquisition: From May 23, 2024 to May 31, 2024

[Consolidated supplementary financial schedules]

[Schedule of bonds]

			Millions of yen		Percentages
Company	Type of bonds	Date of issuance	At the beginning of the fiscal year	At the end of the fiscal year	Interest rate (Note 1)	Collat- eral	Date of maturity
The Company	Straight bonds, payable in U.S. dollars (Notes 3 and 4)	Mar. 2016 ~ Sep. 2023	6,146,677 ($46,028,733 thousand) [491,958]	7,218,617 ($47,701,164 thousand) [664,734]	0.948 ~ 6.78	None	Jul. 2024 ~ Jan. 2052
	Straight bonds, payable in Euro (Notes 3 and 4)	Jun. 2016 ~ Jun. 2023	810,756 (€5,562,655 thousand) [72,802]	923,974 (€5,660,222 thousand) [163,240]	0.303 ~ 4.492	None	May 2024 ~ Feb. 2033
	Straight bonds, payable in Australian dollars (Notes 3 and 4)	Sep. 2016 ~ Oct. 2019	108,267 (A$1,207,000 thousand) [—]	118,730 (A$1,204,653 thousand) [61,600]	3.4 ~ 5.601	None	Oct. 2024 ~ Jul. 2028
	Straight bonds, payable in Hong Kong dollars (Note 3)	Apr. 26, 2018	5,106 (HK$300,000 thousand)	5,799 (HK$300,000 thousand)	3.54	None	Apr. 26, 2028
	Straight bonds, payable in Yen	Jan. 2023 ~ Jun. 2023	120,985	259,606	0.55 ~ 1.466	None	Jan. 2026 ~ Jun. 2033
	Subordinated bonds, payable in Yen (Note 4)	Sep. 2014 ~ Oct. 2023	507,868	549,245 [98,400]	0.469 ~ 1.758	None	Sep. 2024 ~ Oct. 2033
	Subordinated bonds, payable in Yen	Mar. 2023 ~ Oct. 2023	64,000	148,486	1.168 ~ 1.276	None	Mar. 2028 ~ Oct. 2028
	Perpetual subordinated bonds, payable in Yen	Jul. 2015 ~ Jan. 2024	756,214	1,293,203	0.848 ~ 2.88	None	Perpetual
	Subordinated bonds, payable in U.S. dollars (Notes 3 and 4)	Apr. 2014 ~ Jul. 2023	527,399 ($3,949,374 thousand)	748,326 ($4,944,997 thousand) [264,238]	2.142 ~ 6.184	None	Apr. 2024 ~ Jul. 2043
	Perpetual subordinated bonds, payable in U.S. dollars (Note 3)	Mar. 5, 2024	—	151,330 ($1,000,000 thousand)	6.6	None	Perpetual

SMBC	Straight bonds, payable in U.S. dollars (Notes 3 and 4)	May 2014 ~ Aug. 2023	372,200 ($2,787,180 thousand) [190,668]	282,482 ($1,866,668 thousand) [75,665]	3.31 ~ 6.58	None	Jul. 2024 ~ Mar. 2030
	Straight bonds, payable in U.S. dollars (Note 3)	May 28, 2015	87,468 ($655,000 thousand)	99,121 ($655,000 thousand)	4.3	None	May 30, 2045
	Straight bonds, payable in Euro (Notes 3 and 4)	Jul. 24, 2013	72,862 (€499,914 thousand) [72,875]	—	—	—	—
	Straight bonds, payable in Australian dollars (Notes 3 and 4)	Mar. 2015 ~ Aug. 2023	16,611 (A$185,193 thousand) [7,463]	15,965 (A$161,985 thousand) [4,928]	3.67 ~ 4.79	None	Mar. 2025 ~ Dec. 2027
	Straight bonds, payable in Hong Kong dollars (Note 3)	Apr. 30, 2015	12,850 (HK$755,000 thousand)	14,594 (HK$755,000 thousand)	2.92	None	Apr. 30, 2025
	Straight bonds, payable in Chinese Yuan (Notes 3 and 4)	Jun. 8, 2020	19,420 (CNY1,000,000 thousand) [19,420]	—	—	—	—
	Subordinated bonds, payable in Yen	Jun. 2011 ~ Dec. 2011	59,997	59,998	2.17 ~ 2.21	None	Jun. 2026 ~ Dec. 2026

(*1)	Consolidated subsidiaries, straight bonds, payable in Yen (Notes 2 and 4)	Mar. 2013 ~ Mar. 2024	453,589 [93,431]	334,468 [25,611]	0.01 ~ 15.8	None	Apr. 2024 ~ Jan. 2054

(*2)	Consolidated subsidiaries, straight bonds, payable in U.S. dollars (Notes 2,3 and 4)	Dec. 2016 ~ Mar. 2024	39,365 ($294,785 thousand) [7,273]	44,805 ($296,079 thousand) [1,147]	0.01 ~ 6.35	None	Apr. 2024 ~ May 2043

(*3)	Consolidated subsidiaries, straight bonds, payable in Euro (Notes 2,3 and 4)	Dec. 18, 2018	29 (€200 thousand) [29]	—	—	—	—

(*4)	Consolidated subsidiaries, straight bonds, payable in Australian dollars (Notes 2,3 and 4)	Mar. 2017 ~ Dec. 2018	380 (A$4,238 thousand) [25]	313 (A$3,177 thousand) [—]	0.01 ~ 0.75	None	Mar. 2027 ~ Dec. 2028

			Millions of yen		Percentages
Company	Type of bonds	Date of issuance	At the beginning of the fiscal year	At the end of the fiscal year	Interest rate (Note 1)	Collat- eral	Date of maturity

(*5)	Consolidated subsidiaries, straight bonds, payable in Turkish lira (Notes 2,3 and 4)	Apr. 2018 ~ Oct. 2018	177 (TRY25,490 thousand) [177]	—	—	—	—

(*6)	Consolidated subsidiaries, straight bonds, payable in Indonesia rupiah (Notes 2,3 and 4)	Nov. 2019 ~ Oct. 2023	1,782 (IDR200,239,931 thousand) [—]	10,654 (IDR1,121,514,085 thousand) [6,469]	6.35 ~ 9.25	None	Apr. 2024 ~ Jul. 2028

(*7)	Consolidated subsidiaries, straight bonds, payable in Chinese Yuan (Notes 2,3 and 4)	Oct. 14, 2022	18,628 (CNY959,249 thousand) [18,643]	—	—	—	—

(*8)	Consolidated subsidiaries, straight bonds, payable in Indian rupee (Notes 2,3 and 4)	Apr. 2018 ~ Mar. 2024	119,378 (INR73,238,521 thousand) [33,213]	151,205 (INR83,538,712 thousand) [53,712]	5.52 ~ 9.25	Existing	Apr. 2024 ~ Dec. 2032

(*9)	Consolidated subsidiaries, subordinated bonds, payable in Indian rupee (Notes 2,3 and 4)	Dec. 2014 ~ Dec. 2023	22,986 (INR14,101,843 thousand) [1,200]	27,873 (INR15,399,772 thousand) [1,338]	7.6 ~ 9.6	None	Apr. 2024~ Dec. 2033

(*10)	Consolidated subsidiaries, subordinated bonds, payable in Yen (Note 2)	Dec. 1997 ~ Feb. 1998	20,000	20,000	4 ~ 4.15	None	Jan. 28, 2028

(*11)	Consolidated subsidiaries, short-term bonds, payable in Yen (Notes 2 and 4)	Oct. 2023 ~ Mar. 2024	424,000 [424,000]	863,000 [863,000]	0 ~ 0.28	None	Apr. 2024 ~ Mar. 2025

(*12)	Consolidated subsidiaries, straight bonds, payable in U.S. dollars (Notes 2,3 and 4)	Jun. 18, 2019	—	151,330 ($1,000,000 thousand) [151,330]	2.44	Existing	Jun. 18, 2024

(*13)	Consolidated subsidiaries, straight bonds, payable in Euro (Notes 2 and 3)	Jun. 2019 ~ Feb. 2023	—	490,142 (€3,002,587 thousand)	0.01 ~ 3.602	Existing	Sep. 2025 ~ Nov. 2029

Total		—	¥10,789,003	¥13,983,274	—	—	—

Notes: 1.	“Interest rate” indicates a nominal interest rate which is applied at respective consolidated balance sheet dates. Therefore, this rate may differ from an actual interest rate.
2.	(*1) This represents straight bonds issued in Yen by SMBC Nikko, a domestic consolidated subsidiary.

(*2) This represents straight bonds issued in U.S. dollar by SMBC Nikko, a domestic consolidated subsidiary.

(*3) This represents straight bonds issued in Euro by SMBC Nikko, a domestic consolidated subsidiary.

(*4) This represents straight bonds issued in Australian dollar by SMBC Nikko, a domestic consolidated subsidiary.

(*5) This represents straight bonds issued in Turkish lira by SMBC Nikko, a domestic consolidated subsidiary.

(*6) This represents straight bonds issued in Indonesia rupiah by PT Bank BTPN Tbk, an overseas consolidated subsidiary.

(*7) This represents straight bonds issued in Chinese Yuan by Sumitomo Mitsui Banking Corporation (China) Limited, an overseas consolidated subsidiary.

(*8) This represents straight bonds issued in Indian rupee by SMFG India Credit Company Limited, an overseas consolidated subsidiary.

(*9) This represents subordinate term bonds issued in Indian rupee by SMFG India Credit Company Limited, an overseas consolidated subsidiary.

(*10) This represents subordinate term bonds issued in Yen by SMBC International Finance N.V., an overseas consolidated subsidiary.

(*11) This represents an aggregate of short-term bonds issued in yen by SMBC Nikko and SMCC, domestic consolidated subsidiaries.

(*12) This represents straight bonds issued in U.S dollar by the trust account in relation to covered bonds, which became a consolidated subsidiary of the Company from the fiscal year ended March 31, 2024.

(*13) This represents straight bonds issued in Euro by the trust account in relation to covered bonds, which became a consolidated subsidiary of the Company from the fiscal year ended March 31, 2024.

3.	Figures showed in ( ) in “At the beginning of the fiscal year” and “At the end of the fiscal year” are in foreign currency.
4.	Figures showed in [ ] in “At the beginning of the fiscal year” and “At the end of the fiscal year” are the amounts to be redeemed within one year.
5.	The redemption schedule over the next 5 years after respective balance sheet dates of the consolidated subsidiaries was as follows:

Millions of yen
Within 1 year	More than 1 year to 2 years	More than 2 years to 3 years	More than 3 years to 4 years	More than 4 years to 5 years
¥2,435,414	¥1,693,851	¥2,125,076	¥1,253,380	¥1,092,010

[Schedule of borrowings]

	Millions of yen		Percentages
Classification	At the beginning of the fiscal year	At the end of the fiscal year	Average interest rate	Repayment Term
Borrowed money	¥13,674,830	¥14,705,266	1.13	—
Other borrowings	13,674,830	14,705,266	1.13	Apr. 2024 ~ Perpetual
Lease obligations	27,695	33,338	4.03	Apr. 2024 ~ Sep. 2033

Notes:	1.	“Average interest rate” represents the weighted average interest rate based on the interest rates and “At the end of the fiscal year” at respective balance sheet dates of consolidated subsidiaries.
	2.	The redemption schedule over the next 5 years on Borrowings and Lease obligations after respective balance sheet dates of the consolidated subsidiaries was as follows:

	Millions of yen
	Within 1 year	More than 1 year to 2 years	More than 2 years to 3 years	More than 3 years to 4 years	More than 4 years to 5 years
Other borrowings	¥6,606,072	¥1,944,860	¥2,145,480	¥2,872,928	¥138,846
Lease obligations	10,372	8,477	5,459	3,640	2,181

Since the commercial banking business accepts deposits and raises and manages funds through the call loan and commercial paper markets as a normal course of business, the schedule of borrowings shows a breakdown of “Borrowed money” included in the “Liabilities” and Lease obligations included in “Other liabilities” in the consolidated balance sheet.

Reference: Commercial paper issued for funding purpose as a normal course of business is as follows:

	Millions of yen		Percentage
	At the beginning of the fiscal year	At the end of the fiscal year	Average interest rate	Repayment Term
Commercial paper	¥2,349,956	¥2,429,179	4.92	Apr. 2024 ~ Aug. 2024

[Schedule of asset retirement obligations]

Since the amount of asset retirement obligations accounts for 1% or less than the total of liabilities and net assets, the schedule of asset retirement obligation is not disclosed.

[Others]

Quarterly consolidated financial information in the fiscal year ended March 31, 2024 was as follows:

	Millions of yen (except earnings per share)
	First quarter consolidated total period	Second quarter consolidated total period	Third quarter consolidated total period	Fiscal year ended March 31, 2024
Ordinary income	¥2,273,292	¥4,482,985	¥6,691,218	¥9,353,590
Income before income taxes	348,012	706,386	1,084,541	1,342,349
Profit attributable to owners of parent	248,016	526,465	792,837	962,946
Earnings per share	185.69	394.40	594.72	724.55

	Yen
	First quarter consolidated accounting period	Second quarter consolidated accounting period	Third quarter consolidated accounting period	Fourth quarter consolidated accounting period
Earnings per share	¥185.69	¥208.72	¥200.33	¥129.19

(Non-consolidated financial statements)

1. Non-consolidated balance sheets

	Millions of yen		Millions of U.S. dollars
March 31	2023	2024	2024
Assets:
Current assets
Cash and due from banks	¥246,977	¥309,526	$2,045
Prepaid expenses	863	972	6
Accrued income	63,130	81,070	536
Accrued income tax refunds	91,048	22,827	151
Current portion of long-term loans receivables from subsidiaries and affiliates	576,988	1,268,519	8,382
Other current assets	76,091	18,925	125

Total current assets	1,055,099	1,701,841	11,246

Fixed assets
Tangible fixed assets
Buildings	37,868	36,864	244
Land	31,454	31,454	208
Equipment	659	458	3
Construction in progress	100	100	1

Total tangible fixed assets	70,083	68,877	455

Intangible fixed assets
Software	8,913	11,771	78

Total intangible fixed assets	8,913	11,771	78

Investments and other assets
Investment securities	70,891	106,909	706
Investments in subsidiaries and affiliates	6,615,287	7,016,965	46,369
Long-term loans receivable from subsidiaries and affiliates	9,219,660	10,835,537	71,602
Long-term prepaid expenses	148	370	2
Deferred tax assets	3,014	—	—
Other investments and other assets	3,819	3,620	24

Total investments and other assets	15,912,821	17,963,403	118,704

Total fixed assets	15,991,817	18,044,052	119,236

Total assets	¥17,046,916	¥19,745,893	$130,482

Liabilities:
Current liabilities
Short-term borrowings	¥1,487,650	¥1,707,650	$11,284
Accounts payable	976	1,191	8
Accrued expenses	61,340	83,112	549
Income taxes payable	25	16	0
Business office taxes payable	50	54	0
Reserve for employee bonuses	873	1,071	7
Reserve for executive bonuses	553	564	4
Current portion of bonds	564,969	1,255,519	8,297
Current portion of long-term borrowings	12,018	13,000	86
Other current liabilities	7,066	5,489	36

Total current liabilities	2,135,524	3,067,669	20,271

Fixed liabilities
Bonds	8,497,979	10,191,710	67,348
Long-term borrowings	353,246	405,026	2,676
Deferred tax liabilities	—	6,154	41

Total fixed liabilities	8,851,226	10,602,890	70,065

Total liabilities	10,986,751	13,670,560	90,336

Net assets:
Stockholders’ equity
Capital stock	2,342,537	2,344,038	15,490
Capital surplus
Capital reserve	1,564,013	1,565,514	10,345

Total capital surplus	1,564,013	1,565,514	10,345

Retained earnings
Other retained earnings
Voluntary reserve	30,420	30,420	201
Retained earnings brought forward	2,280,749	2,282,340	15,082

Total retained earnings	2,311,169	2,312,760	15,283

Treasury stock	(151,798)	(167,671)	(1,108)

Total stockholders’ equity	6,065,921	6,054,642	40,010

Valuation and translation adjustments
Net unrealized gains (losses) on other securities	(6,901)	19,758	131

Total valuation and translation adjustments	(6,901)	19,758	131

Stock acquisition rights	1,145	931	6

Total net assets	6,060,165	6,075,333	40,146

Total liabilities and net assets	¥17,046,916	¥19,745,893	$130,482

2. Non-consolidated statements of income

Year ended March 31	Millions of yen		Millions of U.S. dollars
	2023	2024	2024
Operating income:
Dividends on investments in subsidiaries and affiliates	¥453,801	¥580,175	$3,834
Fees and commissions received from subsidiaries	12,467	21,675	143
Interests on loans receivable from subsidiaries and affiliates	235,384	334,964	2,213

Total operating income	701,653	936,815	6,191

Operating expenses:
General and administrative expenses	41,118	56,010	370
Interest on bonds	217,294	311,160	2,056
Interest on long-term borrowings	11,933	19,582	129

Total operating expenses	270,346	386,753	2,556

Operating profit	431,307	550,062	3,635

Non-operating income:
Interest income on deposits	7	58	0
Dividends income	810	7,560	50
Fees and commissions income	1	298	2
Other non-operating income	203	456	3

Total non-operating income	1,022	8,374	55

Non-operating expenses:
Interest on short-term borrowings	5,479	5,422	36
Fees and commissions payments	40	417	3
Amortization of bond issuance cost	5,087	10,651	70
Other non-operating expenses	1,741	2,567	17

Total non-operating expenses	12,348	19,059	126

Ordinary profit	419,980	539,377	3,564

Extraordinary losses:
Losses on disposal of fixed assets	—	2,095	14
Losses on valuation of investment securities	681	—	—
Losses on valuation of stocks of subsidiaries and affiliates	26,996	2,679	18
Losses on sale of stocks of subsidiaries and affiliates	99	—	—

Total extraordinary losses	27,776	4,774	32

Income before income taxes	392,203	534,602	3,533

Income taxes-current	(8,076)	(10,511)	(69)
Income taxes-deferred	(100)	(0)	(0)

Income taxes	(8,176)	(10,511)	(69)

Net income	¥400,380	¥545,114	$3,602

	Yen		U.S. dollars
	2023	2024	2024
Per share data:
Earnings per share	¥293.37	¥410.16	$2.71
Earnings per share (diluted)	293.27	410.04	2.71

3. Non-consolidated statements of changes in net assets

Year ended March 31, 2023	Millions of yen
	Stockholders’ equity
		Capital surplus
	Capital stock	Capital reserve	Other capital surplus	Total capital surplus
Balance at the beginning of the fiscal year	¥2,341,878	¥1,563,355	¥—	¥1,563,355
Changes in the fiscal year:
Issuance of new stock	658	658		658
Cash dividends
Net income
Purchase of treasury stock
Disposal of treasury stock			(111)	(111)
Transfer from retained earnings to capital surplus			111	111
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	658	658	—	658

Balance at the end of the fiscal year	¥2,342,537	¥1,564,013	¥—	¥1,564,013

Year ended March 31, 2023	Millions of yen
	Stockholders’ equity
	Retained earnings
	Other retained earnings
	Voluntary reserve	Retained earnings brought forward	Total retained earnings
Balance at the beginning of the fiscal year	¥30,420	¥2,182,107	¥2,212,527
Changes in the fiscal year:
Issuance of new stock
Cash dividends		(301,626)	(301,626)
Net income		400,380	400,380
Purchase of treasury stock
Disposal of treasury stock
Transfer from retained earnings to capital surplus		(111)	(111)
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	—	98,642	98,642

Balance at the end of the fiscal year	¥30,420	¥2,280,749	¥2,311,169

Year ended March 31, 2023	Millions of yen
	Stockholders’ equity		Valuation and translation adjustments	Stock acquisition rights
	Treasury stock	Total	Net unrealized gains (losses) on other securities		Total net assets
Balance at the beginning of the fiscal year	¥(13,402)	¥6,104,357	¥—	¥1,475	¥6,105,832
Changes in the fiscal year:
Issuance of new stock		1,317			1,317
Cash dividends		(301,626)			(301,626)
Net income		400,380			400,380
Purchase of treasury stock	(138,839)	(138,839)			(138,839)
Disposal of treasury stock	443	332			332
Transfer from retained earnings to capital surplus		—			—
Net changes in items other than stockholders’ equity in the fiscal year			(6,901)	(329)	(7,231)

Net changes in the fiscal year	(138,396)	(38,435)	(6,901)	(329)	(45,667)

Balance at the end of the fiscal year	¥(151,798)	¥6,065,921	¥(6,901)	¥1,145	¥6,060,165

	Millions of yen
	Stockholders’ equity
		Capital surplus
Year ended March 31, 2024	Capital stock	Capital reserve	Other capital surplus	Total capital surplus
Balance at the beginning of the fiscal year	¥2,342,537	¥1,564,013	¥—	¥1,564,013
Changes in the fiscal year:
Issuance of new stock	1,501	1,500		1,500
Cash dividends
Net income
Purchase of treasury stock
Disposal of treasury stock			(185)	(185)
Cancellation of treasury stock			(195,160)	(195,160)
Transfer from retained earnings to capital surplus			195,345	195,345
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	1,501	1,500	—	1,500

Balance at the end of the fiscal year	¥2,344,038	¥1,565,514	¥—	¥1,565,514

	Millions of yen
	Stockholders’ equity
	Retained earnings
	Other retained earnings
Year ended March 31, 2024	Voluntary reserve	Retained earnings brought forward	Total retained earnings
Balance at the beginning of the fiscal year	¥30,420	¥2,280,749	¥2,311,169
Changes in the fiscal year:
Issuance of new stock
Cash dividends		(348,177)	(348,177)
Net income		545,114	545,114
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Transfer from retained earnings to capital surplus		(195,345)	(195,345)
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	—	1,591	1,591

Balance at the end of the fiscal year	¥30,420	¥2,282,340	¥2,312,760

Year ended March 31, 2024	Millions of yen
	Stockholders’ equity		Valuation and translation adjustments	Stock acquisition rights	Total net assets
	Treasury stock	Total	Net unrealized gains (losses) on other securities
Balance at the beginning of the fiscal year	¥(151,798)	¥6,065,921	¥(6,901)	¥1,145	¥6,060,165
Changes in the fiscal year:
Issuance of new stock		3,001			3,001
Cash dividends		(348,177)			(348,177)
Net income		545,114			545,114
Purchase of treasury stock	(211,434)	(211,434)			(211,434)
Disposal of treasury stock	401	216			216
Cancellation of treasury stock	195,160	—			—
Transfer from retained earnings to capital surplus		—			—
Net changes in items other than stockholders’ equity in the fiscal year			26,660	(213)	26,447

Net changes in the fiscal year	(15,872)	(11,279)	26,660	(213)	15,167

Balance at the end of the fiscal year	¥(167,671)	¥6,054,642	¥19,758	¥931	¥6,075,333

	Millions of U. S. dollars
	Stockholders’ equity
		Capital surplus
Year ended March 31, 2024	Capital stock	Capital reserve	Other capital surplus	Total capital surplus
Balance at the beginning of the fiscal year	$15,480	$10,335	$—	$10,335
Changes in the fiscal year:
Issuance of new stock	10	10		10
Cash dividends
Net income
Purchase of treasury stock
Disposal of treasury stock			(1)	(1)
Cancellation of treasury stock			(1,290)	(1,290)
Transfer from retained earnings to capital surplus			1,291	1,291
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	10	10	—	10

Balance at the end of the fiscal year	$15,490	$10,345	$—	$10,345

	Millions of U. S. dollars
	Stockholders’ equity
	Retained earnings
	Other retained earnings
Year ended March 31, 2024	Voluntary reserve	Retained earnings brought forward	Total retained earnings
Balance at the beginning of the fiscal year	$201	$15,071	$15,272
Changes in the fiscal year:
Issuance of new stock
Cash dividends		(2,301)	(2,301)
Net income		3,602	3,602
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Transfer from retained earnings to capital surplus		(1,291)	(1,291)
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	—	11	11

Balance at the end of the fiscal year	$201	$15,082	$15,283

	Millions of U. S. dollars
	Stockholders’ equity		Valuation and translation adjustments	Stock acquisition rights
Year ended March 31, 2024	Treasury stock	Total	Net unrealized gains (losses) on other securities		Total net assets
Balance at the beginning of the fiscal year	$(1,003)	$40,084	$(46)	$8	$40,046
Changes in the fiscal year:
Issuance of new stock		20			20
Cash dividends		(2,301)			(2,301)
Net income		3,602			3,602
Purchase of treasury stock	(1,397)	(1,397)			(1,397)
Disposal of treasury stock	3	1			1
Cancellation of treasury stock	1,290	—			—
Transfer from retained earnings to capital surplus		—			—
Net changes in items other than stockholders’ equity in the fiscal year			176	(1)	175

Net changes in the fiscal year	(105)	(75)	176	(1)	100

Balance at the end of the fiscal year	$(1,108)	$40,010	$131	$6	$40,146

Independent Auditor’s Report

To the Board of Directors of

Sumitomo Mitsui Financial Group, Inc.:

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the accompanying consolidated financial statements of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and its consolidated subsidiaries (collectively referred to as “the Group”), which comprise the consolidated balance sheets as at March 31, 2024 and 2023, the consolidated statements of income, comprehensive income, changes in net assets and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at March 31, 2024 and 2023, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with accounting principles generally accepted in Japan.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

1.	The reasonableness of management’s assessment of the reserve for possible loan losses for SMBC’s corporate loans

The key audit matter

In the consolidated balance sheet of Sumitomo Mitsui Financial Group, Inc. and its consolidated subsidiaries (collectively referred to as the “Group”) as of March 31, 2024, the reserve for possible loan losses (the “Reserve”) was ¥504,517 million on loans and bills discounted (the “Loans”) of ¥107,013,907 million (or approximately 36.3% of total assets). Included in such balances were mainly corporate loans and the related reserve of Sumitomo Mitsui Banking Corporation (“SMBC”), a commercial banking subsidiary. As discussed in the “Notes (Additional information, 1. The estimates of reserve for possible loan losses related to the impact of the current international situation involving Ukraine)” to the consolidated financial statements, a reserve of ¥85,553 million was recorded for possible loan losses for Russia-related credits. In addition, as discussed in the “Notes (Additional information, 2. The estimates of reserve for possible loan losses related to the impact of the tightening monetary policies overseas)” to the consolidated financial statements, a reserve of ¥32,000 million was recorded for possible loan losses for portfolios that were considered to be easily affected by the prolonged high interest rates. Further, as discussed in the “Notes (Additional information, 3. The estimates of reserve for possible loan losses in consideration of changes in domestic business environment and other factors)” to the consolidated financial statements, a reserve of ¥16,000 million was recorded for possible loan losses for portfolios that were considered vulnerable to changes in the domestic business environment, such as persisting high raw material prices and rising labor costs, the cutback of the government funding support to businesses, and changes in the financial environment, such as the lifting of negative interest rate policy.

As discussed in the “Notes (Significant accounting policies for preparing consolidated financial statements), 4. Accounting policy, (5) Reserve for possible loan losses” to the consolidated financial statements, SMBC assesses all claims including the Loans in accordance with the internal criteria for self-assessment of asset quality, and classifies borrowers into credit categories through examining individual credit risk profiles. On the basis of each borrower category, reserves and/or write-offs are recorded based on the methods including one that uses the historical loan-loss ratios or the probability of default to estimate possible loan losses and a discounted cash flow (DCF) method, in accordance with its internal policy for write-offs and provisions. For claims originated in specific overseas countries, an additional specific overseas reserve is recorded in the amount deemed necessary based on the assessment of political and economic conditions. Additionally, considering the recent economic environment and risk factors, a potential loss amount that was deemed necessary in specific portfolios, among others, was recorded in the Reserve at the end of the current fiscal year based on an overall assessment of a probable future outlook for those portfolios that has not been fully captured in the historical data or individual borrower classification.

As discussed in the “Notes (Significant Accounting Estimates)” and the “Notes (Additional information)” to the consolidated financial statements, the assessment of the Reserve for SMBC’s corporate loans involved significant estimation uncertainty, and required significant management judgment primarily in the following aspects:

•	classifying borrowers into appropriate credit categories through performing a qualitative assessment, including the use of forward-looking information;

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determining whether additional reserves for specific portfolios are deemed necessary, and selecting appropriate methodologies to estimate such additional reserves based on the future outlook in light of the recent economic environment and risk factors; and

•	projecting future cash flow scenarios, as an input to the DCF method, for borrowers with large claims classified mainly as substandard or lower-level classifications.

In the judgment and estimation of these elements during the current fiscal year, the prolonged uncertain business environment arising from the current international situation involving Ukraine, the impact of tightening monetary policies overseas and the impact of changes in the domestic business environment, including persisting high raw material prices and rising labor costs, required consideration.

We, therefore, determined that management’s assessment of the Reserve for SMBC’s corporate loans, specifically, classifying borrowers into credit categories through a qualitative assessment including the use of forward-looking information, determining whether additional reserves for specific portfolios are deemed necessary based on the future outlook in light of the recent economic environment and risk factors as well as determining appropriate methodologies to estimate such additional reserves, and projecting cash flow scenarios used in the DCF method, was of most significance in our audit of the consolidated financial statements for the current fiscal year, and accordingly, a key audit matter.

How the matter was addressed in our audit

The primary procedures we performed to assess the reasonableness of management’s assessment of the Reserve for SMBC’s corporate loans included the following:

(1)	Internal control testing

We evaluated the design and tested the operating effectiveness of certain of SMBC’s internal controls over its process to assess the Reserve for SMBC’s corporate loans. In this assessment, we focused on the controls that related to the:

•	approval of the internal rules for accounting for the Reserve, including the criteria for self-assessment and the policy for write-offs and provisions;

•	validation of the obligor grading models;

•	classification of individual borrowers into credit categories through a qualitative assessment;

•	determination of additional reserves for specific portfolios based on the future outlook in light of the recent economic environment and risk factors; and

•	projection of future cash flow scenarios used in the DCF method.

(2)	Evaluation of the policy for the Reserve and the obligor grading models

We evaluated the policy for the Reserve for SMBC’s corporate loans for compliance with the accounting principles generally accepted in Japan. Additionally, we involved credit risk specialists with industry-specific knowledge and expertise who assisted us in evaluating the appropriateness of the obligor grading models, which provided the basis for borrower classification, through analyzing the consistency of the obligor grades with external ratings, and also through a retrospective review of the models’ performance.

(3)	Evaluation of borrower classification taking into account qualitative factors

For SMBC’s corporate borrowers that we selected based on certain criteria, we involved credit risk specialists with industry-specific knowledge and expertise who assisted us in evaluating the appropriateness of borrower classification taking into account qualitative factors through:

•	analyzing the borrowers’ current business performance including the sufficiency of liquidity;

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assessing the appropriateness of the borrowers’ business plans used as a basis for management’s borrower classification, by comparing the plans with the industry outlook and the recent performance, and also by analyzing the impact of stressed scenarios considered by management; and

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analyzing the impact of economic sanctions imposed by the governments of each country and the countermeasures taken by the Russian government on the borrowers’ debt-repayment capability and financial positions, including the analysis of the current repayment status.

(4)	Evaluation of the reasonableness of additional reserves for specific portfolios based on the future outlook in light of the recent economic environment and risk factors

Given the prolonged uncertain business environment caused by the current international situation involving Ukraine, the impact of tightening monetary policies overseas and the impact of the changes in the domestic business environment including persisting high raw material prices and rising labor costs, we evaluated the reasonableness of additional reserves for specific portfolios through:

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assessing the appropriateness of the selection of portfolios subject to additional reserves, considering the respective industry environment by using the relevant indices and other information published by external agencies;

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assessing the appropriateness of the selection of portfolios subject to additional reserves, considering the analysis of the prolonged impact of economic sanctions imposed by the governments of each country and the countermeasures taken by the Russian government;

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assessing assumptions used in estimating additional reserves, especially the risks of delinquency and loan modifications related to credit exposure in Russia, considering the analysis of the prolonged impact of the economic sanctions imposed by the governments of each country and the countermeasures taken by the Russian government, and the deterioration in the credit status of Russia, including the analysis of the observed trend in the repayment of the Russian government and corporates;

•

assessing the appropriateness of the selection of portfolios subject to additional reserves in relation to the prolonged high interest rates, considering the analysis of the impact of tightening monetary policies overseas;

•

assessing the consistency of assumptions used in estimating additional reserves, especially the assumptions about changes in overseas interest rates with available external data including interest rates outlook;

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assessing the appropriateness of the selection of portfolios subject to additional reserves in relation to the changes in the domestic business environment including persisting high raw material prices and rising labor costs; and

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involving credit risk specialists with industry-specific knowledge and expertise who assisted us in evaluating the appropriateness of the methodologies used to estimate additional reserves considering the nature of and risk factors identified in each portfolio as well as the result of a retrospective review.

(5)	Evaluation of future cash flow scenarios used in the DCF method

For borrowers that we selected based on certain criteria among those for which the reserves were calculated using the DCF method, we evaluated the appropriateness of the borrowers’ future cash flow scenarios through:

•	assessing the feasibility of the restructuring plans considering the recent economic environment and the prospect of future economic conditions;

•	assessing the borrowers’ current progress against the restructuring plans; and

•	assessing the borrower’s ability to repay considering the schedule and underlying sources of repayments based on the restructuring plans.

Other Information

The other information comprises the information included in the disclosure documents that contain or accompany the audited financial statements, but does not include the financial statements and our auditor’s report thereon.

We do not perform any work on the other information as we determine such information does not exist.

Responsibilities of Management and the Audit Committee for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with accounting principles generally accepted in Japan.

The Audit Committee is responsible for overseeing the directors and the corporate executive officers’ performance of their duties with regard to the design, implementation and maintenance of the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with auditing standards generally accepted in Japan will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of our audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

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Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

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Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the objective of the audit is not to express an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

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Conclude on the appropriateness of management’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

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Evaluate whether the presentation and disclosures in the consolidated financial statements are in accordance with accounting standards generally accepted in Japan, the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

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Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit, significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Fee-related Information

Fees paid or payable to our firm and to other firms within the same network as our firm for audit and non-audit services provided to the Company and its subsidiaries for the current year are 6,868 million yen and 581 million yen, respectively.

Convenience Translation

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2024 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in basis of presentation in the notes to the consolidated financial statements.

Interest required to be disclosed by the Certified Public Accountants Act of Japan

We do not have any interest in the Group which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

/S/ Takashi Kondo

Designated Engagement Partner

Certified Public Accountant

/S/ Kazuhide Niki

Designated Engagement Partner

Certified Public Accountant

/S/ Bumbee Nishi

Designated Engagement Partner

Certified Public Accountant

KPMG AZSA LLC

Tokyo Office, Japan

June 20, 2024

Notes to the Reader of Independent Auditor’s Report:

This is a copy of the Independent Auditor’s Report and the original copies are kept separately by the Company and KPMG AZSA LLC.